QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 29, 2012
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 - 1st Street S.W. Calgary, Alberta, Canada T2P 3L8 (Address of principal executive offices and postal code)
(403) 231-3900 (Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

1.
Notice of Meeting and Management Information Circular; and

2.
Form of Proxy.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: March 29, 2012
	By:	/s/ ALISON T. LOVE Alison T. Love Vice President, Corporate Secretary & Chief Compliance Officer

MANAGEMENT INFORMATION CIRCULAR

Annual Meeting of Shareholders
of Enbridge Inc. to be held on
Wednesday, May 9, 2012
in Toronto, Ontario, Canada

March 2, 2012

Energy
matters

ENBRIDGE INC.

Contents

Letter to shareholders	1
Notice of our annual meeting of shareholders	2
Management information circular	3
1. About the meeting	4
What the meeting will cover	4
Who can vote	4
How to vote	5
Electing our directors	7
Appointing the auditors	17
Having a "Say on pay"	19
Shareholder proposals	19
2. Governance	20
Our Governance Practices	20
A culture of ethical conduct	20
The role of the board	22
Our expectations of directors	23
Board evaluation	25
Board committees	26
3. Compensation	33
Directors	33
Compensation discussion and analysis	33
2011 results	35
Executives	38
Compensation discussion and analysis	38
2011 results	61
4. Loans to directors and senior officers	68
5. Directors' and officers' liability insurance	68
Appendix A
Shareholder Proposals	69

March 2, 2012

Dear shareholder

It is our pleasure to invite you to attend the Enbridge Inc. annual meeting of shareholders on May 9, 2012 at the Le Meridien King Edward Hotel, Vanity Fair Ballroom in Toronto.

This meeting is your opportunity to vote on the items of business, hear about our performance over the past year and learn more about our plans for making sure Enbridge Inc. remains one of your most valued investments.

You will also be able to meet the Board of Directors and senior management and talk to other Enbridge Inc. shareholders.

This document includes a formal notice of the meeting and the management information circular, which explains what the meeting will cover, the voting process, governance and other important information, such as how we make our compensation decisions and why. The package you received also includes either a brief summary about Enbridge Inc. or our full 2011 annual report, if you asked us to send it to you.

It's important to vote. Please take some time to review this document and then vote your common shares, either by proxy or by attending the meeting in person.

Sincerely,

David A. Arledge Chair, Board of Directors	Patrick D. Daniel Chief Executive Officer

1      ENBRIDGE INC.

Notice of our 2012 annual meeting of shareholders

You are invited to the Enbridge Inc. 2012 annual meeting of shareholders.

When

May 9, 2012
1:30 p.m. (eastern daylight time) (EDT)

Where

Le Meridien King Edward Hotel, Vanity Fair Ballroom
37 King Street East
Toronto, Ontario (Canada)

Your vote is important

Please remember to vote your common shares. If you held Enbridge Inc. common shares at the close of business on March 15, 2012 you are entitled to receive notice of this meeting or any adjournment of it and vote your common shares.

The Board of Directors has approved the contents of this circular and has authorized us to send it to you. It has also given us approval to send it to our auditors.

By order of the Board,

Alison T. Love
Vice President & Corporate Secretary

Calgary, Alberta
March 2, 2012

2012 Management information circular      2

Management information circular

You have received this management information circular (circular) because you owned Enbridge common shares (Enbridge shares or common shares) at the close of business on March 15, 2012 (record date).

As a shareholder, you have the right to attend our annual meeting (meeting) of shareholders on May 9, 2012 and to vote your Enbridge shares. You can vote in person or by proxy, using the enclosed form.

ABOUT THIS DOCUMENT

This circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge for use at the meeting and any adjournment of the meeting.

This circular explains what the meeting will cover, the voting process and other important information you need to know, such as:
 •  the directors who have been nominated to our Board of Directors (Board or Board of Directors);
 •  the auditors;
 •  our governance practices; and
• 2011 compensation for our directors and officers.

In this document, you and your mean holders of Enbridge common shares.

 We, us, our, company and Enbridge mean Enbridge Inc.

All dollar amounts are in Canadian dollars ($ or CA$) unless stated otherwise. US$ means United States of America (US) dollars.

VOTING

It's important to vote your Enbridge shares. To encourage you to vote, Enbridge employees may contact you in person or by phone. We pay for the cost of soliciting your vote and our employees do not receive a commission or any other form of compensation for it.

ACCESSING DOCUMENTS

You will find important disclosure and governance documents on our website (www.enbridge.com), including our quarterly and annual management's discussion and analysis (MD&A) and financial statements and notes, 2011 annual report, annual information form for the year ended December 31, 2011 and this circular. Copies are also available free of charge from our Corporate Secretary by phone, fax or email.

T. 1.403.231.3900
F. 1.403.231.5929
email: corporatesecretary@enbridge.com

You can also find these and other documents on SEDAR (www.sedar.com).

COMMUNICATING WITH THE BOARD

You can write to our Board or to individual directors by contacting our Corporate Secretary:

Alison T. Love, Vice President & Corporate Secretary
Enbridge Inc.
3000, 425 – 1st Street S.W.,
Calgary, Alberta, Canada T2P 3L8
email: corporatesecretary@enbridge.com

Our head office is also our principal executive and registered office.

3      ENBRIDGE INC.

This circular and proxy form will be mailed to shareholders on or close to March 29, 2012. Unless we state otherwise, information in this circular is as of March 2, 2012.

1.        About the meeting

WHAT THE MEETING WILL COVER

There will be five items of business:

 Financial statements (www.enbridge.com/InvestorRelations)

You will receive our 2011 consolidated financial statements and the auditors' report. You can download a copy of our 2011 annual report from our website (www.enbridge.com) if you did not receive a copy with this package.

 Directors (see page 7)

You will elect directors to our Board of Directors for a term of one year. You can read about the nominated directors, including their backgrounds, experience and the committees of the Board (Board Committees or any one a committee) they sit on, starting on page 8.

Live audio webcast

We are broadcasting a live audio webcast of our 2012 meeting if you're unable to attend in person.

Be sure to check our website closer to the meeting date for details.

We will also post a recording of the meeting on our website after we hold it.

Auditors (see page 17)

You will vote on reappointing the auditors. Representatives of PricewaterhouseCoopers LLP (PwC) will be at the meeting to answer any questions. You can read about the services they provided in 2011 and the fees we paid them starting on page 18.

Having a "say on pay" (advisory vote) (see page 19)

You may also vote on our approach to executive compensation. This is a non-binding advisory vote.

Shareholder Proposals (see page 19)

You will vote on a shareholder proposal received from NEI Investments along with two co-filers, which is explained in further detail beginning on page 19 and on page 69 in Appendix "A" to this circular.

As of the date of this circular, the Board and management are not aware of any other items of business to be brought before the meeting.

We need a quorum

We need a quorum to hold the meeting and transact business. This means the people attending the meeting must hold or represent by proxy at least 25% of the total number of issued and outstanding common shares of Enbridge.

WHO CAN VOTE

Our authorized share capital consists of an unlimited number of Enbridge common shares and an unlimited number of non-voting preferred shares, issued in series. Only holders of common shares have full voting rights.

If you held common shares at the close of business on March 15, 2012 you are entitled to attend the meeting or any adjournment, and vote your common shares. Each Enbridge common share you hold represents one vote.

Principal owners of common shares

As of March 2, 2012, there are 784,299,052 common shares of Enbridge issued and outstanding. There are also four series of preference shares of Enbridge issued and outstanding, none of which will be voted at the meeting.

The Board and management are not aware of any shareholder who directly or indirectly owns or exercises or directs control over more than 10% of our common shares.

At December 31, 2011, Noverco Inc. (Noverco) and its affiliates owned 69.4 million Enbridge shares, or approximately 9% of our total issued and outstanding Enbridge shares.

We were advised by Noverco in February 2012 that it intends to sell up to 22.5 million of its Enbridge shares by way of private placement, secondary offering or stock market sales, from time to time as market conditions permit, and to distribute the proceeds to Noverco's shareholders, subject to compliance with restrictions under applicable law and credit facilities. At March 2, 2012, Noverco continued to hold 69.4 million Enbridge shares.

2012 Management information circular      4

HOW TO VOTE

You can attend the meeting and vote your common shares in person or you can vote by proxy.

Voting by proxy

Voting by proxy is the easiest way to vote. It means you are giving someone else the authority to attend the meeting and vote on your behalf (called your proxyholder).

Patrick D. Daniel (Chief Executive Officer) and David A. Arledge (Chair of the Board or Chair), have agreed to act as the Enbridge proxyholders. If you appoint the Enbridge proxyholders but do not indicate on the enclosed form how you want to vote your common shares, they will vote as the Board of Directors recommends:

•
for electing the nominated directors;
•
for re-appointing the auditors;
•
for the advisory vote on our approach to executive compensation; and
•
against the shareholder proposal from NEI Investments and the two co-filers.

You can appoint someone else to be your proxyholder. This person does not need to be a shareholder. To do so, do not check the names of the Enbridge proxyholders on your proxy form. Instead, check the second box and print the name of the person you want to act on your behalf. Make sure the person you're appointing knows that you have appointed them as your proxyholder and that he or she needs to attend the meeting. Your proxyholder will need to register with our transfer agent when they arrive at the meeting.

Proxyholders must vote your common shares according to your instructions. If there are changes to the items of business or new items properly come before the meeting, a proxyholder can vote as he or she sees fit.

About the registrar and transfer agent

The registrar and transfer agent for our shares is CIBC Mellon Trust Company (CIBC Mellon). Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon. To protect shareholder confidentiality, CIBC Mellon collects the votes and counts them for us.

Registered shareholders

You are a registered shareholder if you hold your common shares in your name (in such case, you have a share certificate).

Registered shareholders can vote by mail, phone, fax or online. Choose the method you prefer and then carefully follow the voting instructions on the enclosed form.

If you are voting by mail or fax, complete your proxy form, sign and date it, and then send it to Canadian Stock Transfer Company acting as administrative agent for CIBC Mellon:

Canadian Stock Transfer Company
P.O. Box 721
Agincourt, Ontario M1S 0A1
Fax: 1.866.781.3111 (toll-free in North America; outside of North America: 1.416.368.2502)

CIBC Mellon must receive your instructions by 6 p.m. EDT on May 7, 2012 regardless of the voting method you choose. If the meeting is postponed or adjourned, your instructions must be received by 6 p.m. EDT two business days before the meeting is reconvened.

 Proxy voting on the internet

You can also appoint a proxyholder on the internet (follow the onscreen instructions). Your proxyholder will need to register with our transfer agent at the meeting.

Hold common shares as both a registered and non-registered shareholder?

If some of your common shares are registered in your name and some are held by your nominee, you will need to follow two sets of voting instructions.

Please follow the instructions carefully. The voting process is different for registered and non-registered shareholders.

5      ENBRIDGE INC.

Non-registered shareholders

You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker, trustee or other financial institution (your nominee) holds your common shares for you in a nominee account. This means you do not have a physical share certificate but your common shares are recorded on the nominee's electronic system.

Each nominee has its own voting instructions, but you can generally vote by mail, phone, fax or online. Carefully follow the instructions on the voting information form in the package sent to you by your nominee. Your nominee needs enough time to receive your instructions and then send them to our transfer agent, so it's important to complete the form right away.

Voting in person

Voting in person gives you the opportunity to meet face to face with management and interact with our Board.

If you are a registered shareholder and want to attend the meeting and vote in person, do not complete or return the enclosed proxy form. When you arrive at the meeting, please see a representative from CIBC Mellon to register.

If you are a beneficial shareholder and you want to attend the meeting and vote in person, your nominee needs to appoint you as proxyholder. We do not have a record of the number of common shares you own or how many votes they represent because your common shares are held in a nominee account and are not registered in your name. Print your name on the voting instruction form you received from your nominee and carefully follow the instructions provided. Do not indicate your voting instructions. Be sure to register with a representative from Broadridge Investor Communications Solutions when you arrive at the meeting.

All shareholders will be required to present photo identification to gain access to the meeting.

Changing your vote

If you vote by proxy, you can revoke or change your voting instructions, but we must receive your instructions to change or revoke your vote in time, or you can vote in person instead, as noted below.

Non-registered shareholders

Contact your nominee to find out how to change or revoke your vote and the timing requirements.

Registered shareholders

If you voted online or by phone, submit new voting instructions. Your new instructions will revoke your earlier instructions.

If you voted online, you can also use a proxy form to submit new voting instructions, as long as they are received at least 48 hours before the start of the meeting. Your new instructions will revoke your earlier instructions.

If you voted by fax or mail, you can use a proxy form to submit new voting instructions, as long as they are received at least 24 hours before the start of the meeting.

You can also:

•
send us notice in writing (from you or a person authorized to sign on your behalf). We must receive it by 6 p.m. EDT on May 8, 2012, or by 6 p.m. EDT on the business day before the meeting is reconvened if it was postponed or adjourned. Send your notice to the Corporate Secretary, Enbridge Inc., 3000, 425-1st Street S.W., Calgary, Alberta T2P 3L8 Fax: 1.403.231.5929;
•
give your notice to the chair of the meeting before the start of the meeting. If you give him the notice after the meeting has started, your new instructions will only apply to the items of business that haven't already been voted on; or
•
change your vote in any other manner permitted by law.

If your common shares are owned by a corporation, your notice must be under a corporate seal or issued by an authorized officer of the company or its attorney.

You can send us your new instructions in any other manner permitted by law.

2012 Management information circular      6

Voting results

We need a simple majority (at least 50% plus one vote) of all votes cast to elect the nominated directors, appoint the auditors and approve our approach to executive compensation. The shareholder proposal also requires a simple majority of votes cast. Management and the Board recommend that shareholders vote against the shareholder proposal.

CIBC Mellon counts the votes and will only show us a proxy form if:
 •  it is required by law;
 •  there is a proxy contest; or
• a shareholder has written comments on the proxy form that are clearly intended for Enbridge management.	Questions? Contact our transfer agent CIBC Mellon 1.800.387.0825 www.canstockta.com

ELECTING OUR DIRECTORS

On February 27, 2012, after receiving Mr. Daniel's letter advising that he would be retiring on or before the end of 2012, the Board resolved to increase the size of the Board from 12 to 13 directors and appointed Mr. Monaco to the Board. Mr. Monaco was also appointed President at that time. All 13 current directors are standing for re-election to the Board. You can vote for all of them, vote for some and withhold your vote for others, or withhold your votes for all of them. Unless you instruct otherwise, the Enbridge proxyholders will vote for electing each of the nominated directors.

All of the directors are independent, except for Patrick D. Daniel, our Chief Executive Officer and Al Monaco, our President. There is no family relationship between any of the nominated directors.

Shareholders elect directors to the Board for a term of one year, until the end of the next annual meeting.

Our policy on majority voting

If a director receives more withheld votes than for votes, he or she will offer to resign. The Governance Committee will make a recommendation to the Board to:

•
accept the resignation;
•
ask the director to continue serving but address the issue; or
•
reject the resignation.

The director will not participate in any Board or Board Committee deliberations on the matter. If the Board accepts the director's resignation, it can appoint a new director to fill the vacancy. The Board must promptly disclose its final decision in a press release.

Board size

Our articles allow us to have up to 15 directors. The Board believes that its current size of 13 directors, provides the skills and experience we need to make decisions effectively and meets the needs of the standing Board Committees.

The composition of the Board is also affected by our agreement with Noverco and Gaz Métro inc. As long as Noverco or its subsidiaries own at least 8% of our total outstanding shares, Noverco may nominate one or more directors to the Board, in direct proportion to its share ownership relative to the total Enbridge shares outstanding. If Noverco's shareholdings fall below 8% of our total outstanding shares, this right will no longer apply.

Noverco did not nominate any of the directors currently standing for election to our Board.

7      ENBRIDGE INC.

Director profiles

The profiles that follow provide information about the nominated directors, including their background, areas of expertise, current directorships, securities held and the Board Committees they sit on.

David A. Arledge

Age 67
Naples, Florida, USA
Independent

Director since
January 1, 2002

Chair of the Board
since May 2005

Latest date of retirement
May 2020

 Areas of expertise
Energy
Finance
Oil & gas
Pipelines
Regulated businesses

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance & Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, retiring in 2001 as Chair, President & Chief Executive Officer.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Audit, Finance & Risk[2]			5 out of 5	(100%)
Corporate Social Responsibility[2]			5 out of 5	(100%)
Governance			4 out of 4	(100%)
Human Resources & Compensation			4 out of 4	(100%)
Total			26 out of 26	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	32,600	39,348	$2,754,889	$420,000
2011	16,300	17,335	$1,963,948	$420,000

Other public and private company board/board committee memberships[6]

Aviva USA Corp.			Chair, board of directors
(private insurance company that is a subsidiary of Aviva plc, a public company)			Member, audit committee

James J. Blanchard

Age 69 Beverly Hills, Michigan, USA Independent Director since January 25, 1999 Latest date of retirement May 2018 Areas of expertise Government Legal Environment Safety & sustainability Governance

Gov. Blanchard has practiced law with DLA Piper US, LLP in Michigan and Washington, D.C. since 1996 and is the Chair, Government Affairs of that firm. From 1993 to 1996, Mr. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and served eight years in the United States Congress.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Corporate Social Responsibility (Chair)			5 out of 5	(100%)
Governance			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	25,770	89,016	$4,395,156	$420,000
2011	12,622	41,395	$3,154,053	$420,000

Other public and private company board/board committee memberships6.7,8

Meridian International Center			Chair, board of trustees
(private, non-profit institution that promotes international understanding)			Chair, executive committee

Chrysler Group LLC (vehicle manufacturing company)			Member, board of directors

National Archives Foundation (US)			Member, board of directors
(not-for-profit)			Vice President

2012 Management information circular      8

J. Lorne Braithwaite

Age 70
Thornhill, Ontario, Canada
Independent

Director since
May 3, 1989

Latest date of retirement
May 2017

 Areas of expertise
Finance
Mergers & acquisitions
Governance
Human resources
Real estate
Retail

Mr. Braithwaite has been the President & Chief Executive Officer of Build Toronto Inc., an economic development corporation, since 2009. From 1978 to 2001 he was President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada).

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Corporate Social Responsibility			5 out of 5	(100%)
Human Resources & Compensation			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares[9]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	84,760	33,989	$4,546,899	$420,000
2011	41,550	15,669	$2,598,442	$420,000

Other public and private company board/board committee memberships[6]

Enbridge Gas Distribution Inc.			Director
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Member, audit, finance & risk committee

Canada Post Pension Plan (private pension plan)			Chair, investment advisory committee

Northern Group Retail Ltd. (private ladies specialty apparel retailer operating throughout Canada and the Northeastern USA)			Director

Patrick D. Daniel

Age 65 Calgary, Alberta, Canada Not independent Director since April 27, 2000 Latest date of retirement May 2022 Areas of expertise Business management Energy Oil & gas Engineering Pipelines
Mr. Daniel has been an executive officer of Enbridge for over 22 years. Mr. Daniel was President & Chief Executive Officer of Enbridge from January 1, 2001 to February 27, 2012, at which time he announced his intent to retire on or before the end of 2012. He will continue to serve as Chief Executive Officer from February 27, 2012 to the date of his retirement.

Enbridge Board/Board Committee memberships[10]			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)

Enbridge securities held[3]
Year	Enbridge shares[11]	Stock options	Total market value of Enbridge shares (excluding stock options)[5]	Minimum required[12]

2012	1,409,714	5,333,114	$53,977,949	–
2011	700,955	2,632,257	$40,928,762	–

Other public and private company board/board committee memberships[6]

Enbridge Gas Distribution Inc.			Director
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Chair, board of directors

Enbridge Pipelines Inc.			Director
(public pipeline company that is a wholly-owned subsidiary of Enbridge)			Chair, board of directors

Canadian Imperial Bank of Commerce			Director
(public Canadian chartered bank)			Member, management resources & compensation committee

Cenovus Energy Inc.			Director
(public oil and gas company)			Member, audit, human resources & compensation and nominating & corporate governance committees

American Air Liquide Holdings, Inc. (private gas services company)			Member, North American review board

American Petroleum Institute (private trade association (oil & gas))			Director

National Petroleum Council (private oil and gas advisory committee to the US Secretary of Energy)			Member

9      ENBRIDGE INC.

J. Herb England

Age 65 Naples, Florida, USA Independent Director since January 1, 2007 Latest date of retirement May 2022 Areas of expertise Accounting and auditing Finance Mergers & acquisitions Industrial relations
Mr. England has been Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Breweries (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice President, Finance and Corporate Development & Chief Financial Officer of John Labatt Limited.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Audit, Finance & Risk			5 out of 5	(100%)
Governance			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares[13]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	2,120	39,460	$1,592,098	$420,000
2011	1,060	17,507	$1,084,127	$420,000

Other public and private company board/board committee memberships[6]

Enbridge Energy Company, Inc. (an indirect, wholly owned subsidiary of Enbridge and general partner of Enbridge Energy Partners, L.P.)			Director

Enbridge Energy Management, L.L.C. (public management company in which Enbridge holds an interest)			Director

FuelCell Energy, Inc.			Director
(public fuel cell company in which Enbridge holds a small interest)			Member, audit & finance committee

Goodwood Fund 2.0 Ltd. (private registered regulated mutual fund)			Director

HEMS L.L.C (private investment partnership)			Director

Stahlman-England Irrigation Inc.			Chair, board of directors
(private contracting company)			Chief executive officer

Charles W. Fischer

Age 61 Calgary, Alberta, Canada Independent Director since July 28, 2009 Latest date of retirement May 2025 Areas of expertise Business management Energy Engineering Mergers & acquisitions Oil & gas
Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. from 2001 to 2008. Since 1994, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen's conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd., Hudson's Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Corporate Social Responsibility			5 out of 5	(100%)
Human Resources & Compensation			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares[14]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	8,000	9,919	$686,119	$420,000
2011	4,000	3,168	$418,540	$420,000

Other public and private company board/Board committee memberships[6]

Enbridge Commercial Trust (subsidiary of Enbridge Income Fund)			Trustee

Enbridge Income Fund Holdings Inc. (public holding company in which Enbridge holds an interest)			Director

Pure Technologies Ltd.			Director
(public technology company)			Member, audit and compensation committees

Summerland Energy Inc. (private oil and gas company)			Chair, board of directors

Alberta Innovates – Energy and Environment Solutions (not-for-profit – energy and environmental research)			Director

Climate Change and Emission Management Corporation (not-for-profit – energy and environmental research)			Director

2012 Management information circular      10

V. Maureen Kempston Darkes

Age 63
Lauderdale-by-the-Sea, Florida, USA
Independent

Director since
November 2, 2010

Latest date of retirement
May, 2023

 Areas of expertise
Governance
Government and public policy
Growth initiatives
International business
Legal
Ms. Kempston Darkes is the retired Group Vice President and President Latin America, Africa and Middle East of General Motors Corporation. From 1994 to 2001, she was the President and General Manager of General Motors of Canada Limited and Vice President of General Motors Corporation.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Corporate Social Responsibility			5 out of 5	(100%)
Human Resources & Compensation			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	10,000	8,089	$692,628	$420,000
2011	5,000	636	$329,086	$420,000

Other public and private company board/board committee memberships6,[15]

Brookfield Asset Management Inc.			Director
(global asset management company)			Chair, risk management committee Member, management, resources & compensation committee

Canadian National Railway Company			Director
(public railway company)			Chair, environment, safety & security committee Member, audit, human resources & compensation and strategic planning committees and member of the investment committee of CN's pension trust funds

Irving Oil Company Limited			Director
(private oil company)			Chair, audit & risk management committee Member, human resources & compensation committee

David A. Leslie, F.C.A.

Age 68
Toronto, Ontario, Canada
Independent

Director since
July 26, 2005

Latest date of retirement
May 2019

 Areas of expertise
Accounting and auditing
Governance
Corporate tax
Finance and mergers
Acquisitions
Mr. Leslie was the Chair & Chief Executive Officer of Ernst & Young LLP (private accounting firm) from 1999 until June 2004 and was a partner and held various senior management positions with the firm from 1977 to 2004.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Audit, Finance & Risk (Chair)			5 out of 5	(100%)
Governance			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	10,179	38,526	$1,864,914	$420,000
2011	4,949	15,012	$1,165,523	$420,000

Other public and private company board/board committee memberships6,[16]

Enbridge Gas Distribution Inc.			Director,
(public utilities company that is a wholly-owned subsidiary of Enbridge)			Chair, audit, finance & risk committee

Crombie REIT			Director
(public real estate investment trust)			Member, audit committee

Empire Company Limited			Director
(public food retail and related real estate company)			Member, audit and oversight committees

Sobeys Inc.			Director
(food merchandising company that is a wholly-owned subsidiary of Empire Company Limited)			Member, audit and oversight committees

IMRIS Inc.			Director
(public surgical imaging systems company)			Member, audit and corporate governance committees

MaRS Innovation (not-for-profit business development organization)			Director

Sunnybrook Health Sciences Centre (Canadian hospital)			Chair, board of directors

11      ENBRIDGE INC.

Al Monaco

Age 52 Calgary, Alberta, Canada Not independent Director since February 27, 2012 Latest date of retirement May 2035 Areas of expertise Business management Energy Finance Oil & gas Pipelines
Mr. Monaco joined Enbridge in 1995 and has been held increasingly senior positions, most recently as the President, Gas Pipelines, Green Energy & International since October 2010. Mr. Monaco currently serves as the President of Enbridge since his appointment on February 27, 2012.

Enbridge Board/Board Committee memberships[17]			2011 meeting attendance[1]

Board of Directors			–	–

Enbridge securities held[3]
Year	Enbridge shares[18]	Stock options	Total market value of Enbridge shares (excluding stock options)[5]	Minimum required[19]

2012	96,303	1,170,900	$3,687,442	–
2011[20]	–	–	–	–

Other public and private company board/board committee memberships[6]

Enbridge Energy Company, Inc. (an indirect, wholly owned subsidiary of Enbridge and general partner of Enbridge Energy Partners, L.P.)			Director

Enbridge Energy Management, L.L.C. (public management company in which Enbridge holds an interest)			Director

Alliance Pipeline Ltd. (a pipeline company in which Enbridge owns an interest in the US portion of the pipeline system)			Director

Aux Sable Liquid Products (a natural gas company in which Enbridge owns an interest)			Director

York University Foundation (Canadian university)			Director

George K. Petty

Age 70
San Luis Obispo,
California, USA
Independent

Director since
January 2, 2001

Latest date of retirement
May 2017

 Areas of expertise
Telecommunications
Finance
Mergers & acquisitions
Business management
Energy
Governance
Regulated businesses

Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Prior thereto he was Vice President of Global Business Service for AT&T and Chair of the board of directors of World Partners, the Global Telecom Alliance.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Audit, Finance & Risk			5 out of 5	(100%)
Governance (Chair)			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares[21]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	26,594	47,464	$2,835,681	$420,000
2011	13,132	22,170	$2,061,284	$420,000

Other public and private company board/board committee memberships[6]

FuelCell Energy, Inc.			Director
(public fuel cell company in which Enbridge holds a small interest)			Chair, compensation committee Member, audit & finance committee

2012 Management information circular      12

Charles E. Shultz

Age 72 Calgary, Alberta, Canada Independent Director since December 1, 2004 Latest date of retirement May 2015 Areas of expertise Energy Oil & gas Human resources Mining Pipelines Governance

Mr. Shultz has been the Chair & Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) since he formed it in 1995. From 1990 to 1995, Mr. Shultz served as President & Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company).

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Audit, Finance & Risk			5 out of 5	(100%)
Human Resources & Compensation			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	28,466	35,075	$2,432,985	$420,000
2011	12,346	16,195	$1,666,509	$420,000

Other public and private company board/board committee memberships[6]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director

Canadian Oil Sands Limited			Director
(public oil and gas company that is a subsidiary of Canadian Oil Sands Trust)			Member, reserves, marketing, operations & environmental health & safety committee

Newfield Exploration			Director
(public oil and gas company)			Member, audit committee

Dan C. Tutcher

Age 63
Houston, Texas, USA
Independent

Director since
May 3, 2006

Latest date of retirement
May 2024

 Areas of expertise
Deregulated businesses
Energy
Engineering
Finance
Mergers & acquisitions
Oil & gas
Pipelines
Regulated businesses
Utilities

Since its inception in 2007, Mr. Tutcher has been a Principal in Center Coast Capital Advisors L.P. He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (management company in which Enbridge holds an interest) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the board of directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Corporate Social Responsibility			5 out of 5	(100%)
Governance			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares[22]	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	616,856	42,966	$25,264,584	$420,000
2011	301,393	20,027	$18,767,714	$420,000

Other public and private company board/board committee memberships[6]

Sterling Bancshares, Inc.			Director
(public bank holding company)			Chair, governance committee Member, executive committee

St. Luke's Episcopal Hospital (US hospital)			Director

Texas Heart Institute (not-for-profit organization)			Director

13      ENBRIDGE INC.

Catherine L. Williams

Age 61 Calgary, Alberta, Canada Independent Director since November 1, 2007 Latest date of retirement May 2026 Areas of expertise Finance Energy Oil & gas Mergers & acquisitions Business management

Ms. Williams was the Chief Financial Officer for Shell Canada Limited (oil and gas) from 2003 to 2007. Prior to that, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2007.

Enbridge Board/Board Committee memberships			2011 meeting attendance[1]

Board of Directors			8 out of 8	(100%)
Audit, Finance & Risk			5 out of 5	(100%)
Human Resources & Compensation (Chair)			4 out of 4	(100%)
Total			17 out of 17	(100%)

Enbridge securities held[3]
Year	Enbridge shares	DSUs[4]	Total market value of Enbridge shares and DSUs[5]	Minimum required

2012	25,394	18,616	$1,685,143	$420,000
2011	10,660	7,270	$1,046,933	$420,000

Other public and private company board/board committee memberships[6]

Enbridge Pipelines Inc. (public pipeline company that is a wholly-owned subsidiary of Enbridge)			Director

Tim Hortons Inc.			Director
(public food merchandising company)			Member, audit committee

Alberta Investment Management Corporation			Director
(Alberta Crown corporation)			Chair, audit committee
1
Percentages are rounded up to the nearest whole number.
2
Mr. Arledge is not a member of the Audit, Finance & Risk Committee or the Corporate Social Responsibility Committee, but he attends most of their meetings because he is the Chair of the Board.
3
Information about beneficial ownership and about securities controlled or directed by our proposed directors is provided by the nominees.
4
DSU's refer to deferred share units and are defined on page 33 of this circular.
5
Total market value = number of common shares or deferred share units × closing price of Enbridge common shares on the Toronto Stock Exchange (TSX) on March 2, 2011 ($58.39) and March 2, 2012 ($38.29). Amounts are rounded to the nearest dollar.
6
Public means a corporation or trust that is a reporting issuer in Canada, a registrant in the US or both. Private means a corporation or trust that is not a reporting issuer or registrant. Not-for-profit means a corporation, society or other entity organized for a charitable, civil or other social purpose which does not generate profits for its members.
7
The Ontario Securities Commission, the British Columbia Securities Commission and the autorité des Marchés financiers issued a management cease trade order against insiders of Bennett Environmental Inc. on April 10, 2006, and another cease trade order on April 24, 2006 after Bennett failed to file its annual financial statements and related MD&A for the year ended December 31, 2005. The orders prevented certain Bennett directors, officers and insiders, including Governor Blanchard, from trading Bennett securities until the commissions received the documents. Bennett filed the documents on May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard was a director of Bennett until August 7, 2006.
8
On May 31, 2004 and again on April 10, 2006, certain directors, senior officers and certain current and former employees of Nortel Networks Corporation and Nortel Networks Limited were prohibited from trading in the securities of Nortel Networks Corporation and Nortel Networks Limited pursuant to management cease trade orders issued by the Ontario Securities Commission and certain other provincial securities regulators in connection with delays in the filing of certain financial statements. Following the filing of the required financial statements, the Ontario Securities Commission and subsequently the other provincial securities regulators lifted such cease trade orders effective June 21, 2005 and June 8, 2006 respectively. Mr. Blanchard was a director of Nortel Networks Corporation until June 29, 2005. At no time did the above noted cease trade orders apply to Mr. Blanchard.
9
Mr. Braithwaite also owns 11,703 shares of Enbridge Income Fund Holdings Inc.
10
Mr. Daniel is not a member of any Board Committee. He attends Board Committee meetings at the request of the Board.
11
Mr. Daniel also owns 15,000 shares of Enbridge Income Fund Holdings Inc.
12
As Chief Executive Officer, Mr. Daniel is required to hold Enbridge shares equal to four times his base salary (see page 42). Mr. Daniel is not required to hold Enbridge shares as a director.
13
Mr. England also owns 7,877 units of Enbridge Energy Partners, L.P.
14
Mr. Fischer also owns 20,000 shares of Enbridge Income Fund Holdings Inc.
15
Ms. Kempston Darkes was an executive officer of General Motors Corporation (GM) from January 1, 2002 to December 1, 2009. GM filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code on June 1, 2009. None of the operations for which she was directly responsible in Latin America, Africa and the Middle East were included in the bankruptcy filing. GM emerged from bankruptcy protection on July 10, 2009 in a reorganization in which a new entity acquired GM's most valuable assets.
16
Mr. Leslie was on the board of CanWest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, CanWest Global Communications Corp. voluntarily entered into (and successfully obtained) an order from the Ontario Superior Court of Justice (Commercial Division), commencing proceedings under the Companies' Creditors Arrangement Act.
17
Mr. Monaco was appointed to the Board on February 27, 2012. Mr. Monaco is not a member of any Board Committee. He attends Board Committee meetings at the request of the Board.
18
Mr. Monaco also owns 8,150 shares of Enbridge Income Fund Holdings Inc.
19
As President, Mr. Monaco is required to hold Enbridge shares equal to four times his base salary (see page 42). Mr. Monaco is not required to hold Enbridge shares as a director.
20
Mr. Monaco was not a member of the Board in 2011. Mr. Monaco was appointed to the Board on February 27, 2012.
21
Mr. Petty also owns 6,185 shares of Enbridge Energy Management, L.L.C. and 5,234 units of Enbridge Energy Partners, L.P.
22
Mr. Tutcher also owns 64,286 shares of Enbridge Energy Management, L.L.C. and 40,000 units of Enbridge Energy Partners, L.P.

2012 Management information circular      14

Board Committee participation

Director	Audit, Finance & Risk Committee	Corporate Social Responsibility Committee	Governance Committee	Human Resources & Compensation Committee

Management directors – not independent

Patrick D. Daniel

Al Monaco

Outside directors – independent

David A. Arledge			✓	✓

James J. Blanchard		Committee chair	✓

J. Lorne Braithwaite		✓		✓

J. Herb England[1]	✓		✓

Charles W. Fischer		✓		✓

V. Maureen Kempston Darkes		✓		✓

David A. Leslie[1]	Committee chair		✓

George K. Petty	✓		Committee chair

Charles E. Shultz	✓			✓

Dan C. Tutcher		✓	✓

Catherine L. Williams[1]	✓			Committee chair

1
Mr. Leslie, Mr. England and Ms. Williams each qualify as an audit committee financial expert, as defined by the US Securities Exchange Act of 1934. The Board has also determined that all the members of the Audit, Finance & Risk Committee are financially literate, according to the meaning of National Instrument 52-110 – Audit Committees (NI 52-110) and the rules of the New York Stock Exchange (NYSE).

Board and Board Committee meetings

Board/Committee	In-camera sessions	Total number of meetings	Overall attendance

Board	8	8	100%

Audit, Finance & Risk Committee	5	5	100%

Corporate Social Responsibility Committee	4	5	100%

Governance Committee	4	4	100%

Human Resources & Compensation Committee	4	4	100%

Total	25	26	100%

Director attendance

			Board Committee meetings

	Board of Directors meetings[1] (8 meetings)		Audit, Finance & Risk (5 meetings)		Corporate Social Responsibility (5 meetings)		Governance (4 meetings)		Human Resources & Compensation (4 meetings)
	Number	%	Number	%	Number	%	Number	%	Number	%

David A. Arledge[2]	8	100	5	100	5	100	4	100	4	100

James J. Blanchard	8	100	–	–	5	100	4	100	–	–

J. Lorne Braithwaite	8	100	–	–	5	100	–	–	4	100

Patrick D. Daniel[3]	8	100	–	–	–	–	–	–	–	–

J. Herb England	8	100	5	100	–	–	4	100	–	–

Charles W. Fischer	8	100	–	–	5	100	–	–	4	100

V. Maureen Kempston Darkes	8	100	–	–	5	100	–	–	4	100

David A. Leslie	8	100	5	100	–	–	4	100	–	–

15      ENBRIDGE INC.

George K. Petty	8	100	5	100	–	–	4	100	–	–

Charles E. Shultz	8	100	5	100	–	–	–	–	4	100

Dan C. Tutcher	8	100	–	–	5	100	4	100	–	–

Catherine L. Williams	8	100	5	100	–	–	–	–	4	100

		100%		100%		100%		100%		100%

1
Mr. Monaco joined the Board on February 27, 2012. Mr. Monco is not a member of any Board Committee. He attends Board Committee meetings at the request of the Board. During 2011, he did not attend any meetings as a member of the Board but attended some meetings as a member of management.
2
Mr. Arledge is not a member of the Audit, Finance & Risk Committee or the Corporate Social Responsibility Committee, but he attends most of their meetings because he is the Chair of the Board.
3
Mr. Daniel is not a member of any Board Committee. He attends Board Committee meetings at the request of the Board.

Mix of skills and experience

Skill/experience	Number of directors with significant senior level experience

Managing and leading growth Experience driving strategic direction and leading growth of an organization.	12

International Experience working in a major organization with global operations where Enbridge is or may be active.	10

Chief executive officer/senior officer Experience as a chief executive officer or senior officer of a publicly listed company or major organization	13

Governance/board Experience as a board member of a publicly listed company or major organization.	12

Operations Experience in the oil and gas/energy (including pipelines) industries, and knowledge of markets, financials, operational issues, regulatory concerns and technology.	9

Sustainable development Understanding the elements of sound sustainable development practices and their relevance to corporate success.	13

Marketing expertise Marketing experience in the energy marketing industry combined with a strong knowledge of market participants.	7

Human resources/compensation Strong understanding of compensation, benefit and pension programs, legislation and agreements, with specific expertise in executive compensation programs.	12

Investment banking/mergers & acquisitions Experience in investment banking or in major mergers and acquisitions.	9

Financial literacy Experience in financial accounting and reporting and corporate finance, especially with respect to debt and equity markets and familiarity with internal financial controls, Canadian or US generally accepted accounting principles and/or international financial reporting standards.	13

Information technology Experience in information technology with major implementations of management systems.	8

Health, safety, environment and social responsibility Thorough understanding of industry regulations and public policy and leading practices in the areas of workplace safety, health, the environment and social responsibility.	10

Government relations Experience in (or a strong understanding of) the workings of government and public policy in Canada and the US.	11

Emerging sectors Experience in sectors which Enbridge hopes to develop a presence, including liquefied natural gas, power generation and new energy technologies.	9

2012 Management information circular      16

Continuing education

Date	Topic	Presented/hosted by	Who attended

February 2, 2011	Enbridge Control Centre	Enbridge Inc.	All members of the Board

February 2, 2011	Gas Pipelines – Tolls and Implications	Enbridge Inc.	All members of the Board

March 14, 2011	Oil Market Trends and Developments	Deutsche Bank	All members of the Board

September 6-7, 2011	Board tour of Enbridge Gas Storage operations, Green Energy – Solar Operations and Liquids Pipelines Terminal Facilities and River Crossings	Enbridge Inc.	All members of the Board other than Messrs. Arledge and Tutcher

November 8, 2011	Risk Management using Financial Derivatives	Enbridge Inc.	All members of the Board

December 7, 2011	Managing Reputation Risk	Outside Consultant	All members of the Board other than Governor Blanchard and Ms. Kempston-Darkes

Interlocking relationships

Directors	Served together on these boards[1]	Served on these committees

J. Herb England	Enbridge Energy Company, Inc.[2]	–
Al Monaco		–

J. Herb England	Enbridge Energy Management, L.L.C.[2]	–
Al Monaco		–

J. Lorne Braithwaite	Enbridge Gas Distribution Inc.[3]	Audit, finance & risk committee
Patrick D. Daniel		–
David A. Leslie		Chair of the audit, finance & risk committee

Patrick D. Daniel	Enbridge Pipelines Inc.[3]	–
Charles E. Shultz		–
Catherine L. Williams		–

J. Herb England	FuelCell Energy, Inc.	Audit & finance committee
George K. Petty		Audit & finance committee

1
Enbridge has an interest in all of the entities our directors served on together in 2011.
2
Enbridge Energy Company, Inc. is a wholly-owned subsidiary of Enbridge. Enbridge also holds an interest in Enbridge Energy Management, L.L.C., which is a publicly traded company and registrant in the US.
3
Enbridge Gas Distribution Inc. and Enbridge Pipelines Inc. are considered public companies because they are reporting issuers in Canada, but they do not have any equity securities that are publicly held. They are both wholly-owned subsidiaries of Enbridge.

Director tenure

The graph below shows our director tenure as of March 2, 2012. The average tenure is 7.5 years.

APPOINTING THE AUDITORS

You will vote on appointing Enbridge's auditors. You may vote for the reappointment of our auditors or withhold your vote. The Board, on the recommendation of the Audit, Finance & Risk Committee, proposes that PwC be reappointed as auditors and that you vote for the reappointment of our auditors.

If PwC is reappointed, they will serve as our auditors until the end of the next annual meeting of shareholders. PwC and its predecessor firm, Price Waterhouse, have been our auditors since 1992 and auditors for Enbridge Pipelines Inc., our wholly-owned subsidiary, since 1949.

PwC is a participating audit firm with the Canadian Public Accountability Board, as required under the Canadian Securities Administrators' National Instrument 52-108 – Auditor Oversight.

17      ENBRIDGE INC.

Auditor Independence

Auditor independence is essential to the integrity of our financial statements and PwC has confirmed its status as independent within the meaning of the Canadian and US securities rules.

We are subject to Canadian securities regulations (NI 52-110 and National Policy 58-201 – Corporate Governance Guidelines (NP 58-201), the US Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the US Securities and Exchange Commission under Sarbanes-Oxley, which specify certain services that external auditors cannot provide.

We comply with these Canadian and US rules. We believe, however, that some non-audit services, like tax compliance, can be delivered more efficiently and economically by our external auditors. To maintain auditor independence, our Audit, Finance & Risk Committee must pre-approve all audit and non-audit services. It is also responsible for overseeing the audit work performed by PwC.

The Audit, Finance & Risk Committee reviews our external auditors' qualifications and independence once a year. Their review includes formal written statements that describe any relationships between the auditors, their affiliates and Enbridge that could affect the auditors' independence and objectivity.

Auditors' fees

The table below shows the services PwC provided to Enbridge in 2011. It also shows the fees PwC billed for these services in 2010 and 2011.

	2011	2010

Audit fees[1]	$5,285,637	$4,202,285	Total fees for audit services

Audit-related fees	158,118	151,501	Total fees for assurance and related services that generally relate to reviewing and auditing our financial statements but that are not included under Audit fees, which in fiscal 2011 and 2010 included due diligence related to prospectus offerings and other items.

Tax fees	576,159	712,742	Total fees for tax compliance, tax advice and tax planning.

All other fees	614,577	1,435,327	Total fees for all other products and services relating to:
			• United States Generally Accepted Accounting Principles (US GAAP);
			• Canadian Public Accountability Board;
			• French translation; and
			• process reviews.

Total fees	$6,634,491	$6,501,855

1
"Audit fees" for the year ended December 31, 2011 included fees related to our transition to US GAAP effective January 1, 2012. For the year ended December 31, 2011, fees related to US GAAP were included in the "All other fees" category.

You can find information about the roles and responsibilities of the Audit, Finance & Risk Committee starting on page 27 of this circular and details about the committee's pre-approval policies and procedures beginning on page 40 of our annual information form for the year ended December 31, 2011 (available online at www.enbridge.com and www.sedar.com).

2012 Management information circular      18

HAVING A "SAY ON PAY"

Maintaining high standards of corporate governance involves responding to emerging best practices.

We announced in February 2010 that we would have an advisory vote on executive compensation starting at our 2011 annual meeting. The Board decided to hold an advisory vote after lengthy discussions on the matter. In addition, several Board members met with the Canadian Coalition for Good Governance (CCGG) about governance practices and shareholder engagement. At the 2011 annual and special meeting of shareholders, shareholders voted 94% in favour of our approach to executive compensation. In August 2011, the Board decided to again hold an advisory vote on executive compensation at the 2012 annual meeting.

While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.

As a shareholder, you will be asked to vote for or against, or you may abstain from voting on our approach to executive compensation through the following resolution:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in our management information circular dated March 2, 2012, delivered in advance for the 2012 annual meeting of shareholders on May 9, 2012.

The Board will take the results of this vote into account when it considers future compensation policies and issues. We will also examine the level of shareholder interest and the comments we receive and consider the best approach and timing for soliciting feedback from shareholders on our approach to executive compensation in the future.

SHAREHOLDER PROPOSALS

We received two shareholder proposals for consideration at the meeting. One shareholder proposal was submitted by Mr. William R. Davis, an Ontario shareholder. Mr. Davis requested that the Board of Directors provide shareholders with an abstention option for voting on shareholder and management proposals in its form of proxy. Following discussions with Mr. Davis, we agreed to provide an abstention option on matters to be voted on at a meeting of Enbridge's shareholders, except for the appointment of the auditors and the election of directors, where, under corporate law, shareholders may only vote "for" or "withhold vote". Mr. Davis agreed to withdraw the proposal.

The second shareholder proposal was submitted by NEI Investments along with two co-filers, Vancity Investment Management on behalf of IA Clarington Inhance SRI Funds and Desjardins Investment (formerly known as Fédération des Caisses Desjardins du Québec) (the NEI Investments Proposal), requesting that the Board provide a report to shareholders by May 2013 describing, among other things, how the Board has assessed the risks associated with First Nations' and Métis groups' opposition to the Northern Gateway Pipeline Project (Northern Gateway), the impact of these risks on Enbridge's final decision to pursue Northern Gateway and the manner of mitigating these risks should Northern Gateway proceed regardless of opposition. The NEI Investments Proposal and Management's response is detailed in Appendix "A" to this circular. As a shareholder, you will be asked to vote for or against or you may abstain from voting on the NEI Investments Proposal, fully described in Appendix "A" to this circular. The Board recommends that shareholders vote against the resolution.

Under the Canada Business Corporations Act, which governs Enbridge, we must receive shareholder proposals by December 3, 2012 to consider them for inclusion in the management information circular and proxy for the 2013 annual meeting of shareholders, which is expected to be held on May 8, 2013.

We will post the results of this year's votes and the other items of business on our website (www.enbridge.com) following the shareholders' meeting.

19      ENBRIDGE INC.

2.        Governance

OUR GOVERNANCE PRACTICES

Sound governance means sound business. At Enbridge, we believe good governance is important for our shareholders, our employees and our company.

We have a comprehensive system of stewardship and accountability that follows best practices and meets the requirements of all rules, regulations and policies that apply.

This section discusses our governance philosophy, policies and practices. It also describes the role and functioning of our Board and the four Board Committees.

You can find more information about governance in our annual information form for the year ended December 31, 2011. Our articles and by-laws also set out policies and practices that govern our business activities. These are all available on our website (www.enbridge.com).

Regulations, rules and standards

Enbridge is listed on the TSX and the NYSE and we are subject to a range of governance regulations, rules and standards:

Canada

•
National Instrument 58-101 – Disclosure of Corporate Governance Practices;
•
NP 58-201;
•
NI 52-110; and
•
Canada Business Corporation Act.

US

As a "foreign private issuer" under US securities laws, we are generally permitted to comply with Canadian corporate governance guidelines and rules, rather than those that apply to US listed corporations.

The NYSE rules, however, require us to disclose how we comply with US corporate governance standards and where our practices are different. You can find this document on our website (http://www.enbridge.com/ InvestorRelations/ CorporateGovernance/ USCompliance.aspx). We must also comply with the audit committee requirements under Rule 10A-3 of the US Securities Exchange Act of 1934. See Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2011 for a summary of these requirements.

As of the date of this circular, the Board believes we are in full compliance with all Canadian and US corporate governance regulations, rules and standards that apply to us.

A CULTURE OF ETHICAL CONDUCT

A strong culture of ethical conduct is central to governance at Enbridge.

Our statement on business conduct (available on our website at www.enbridge.com) is our formal statement of expectations on ethics. It applies to everyone at Enbridge and our subsidiaries, including our directors, officers and employees, as well as consultants and contractors who work with us.

It discusses what we expect in areas like:

• complying with the law and undertakings; • interacting with landowners, customers, shareholders, employees and others; • protecting health, safety and the environment;	• acquiring, using and maintaining assets; • using computers and communication devices; • conflicts of interest; and • proprietary, confidential and insider information.

The Board reviews the statement on business conduct at least once a year and updates it as necessary (it did not make any changes in 2011).

2012 Management information circular      20

All new employees at Enbridge and each of our subsidiaries must, as a condition of employment, sign a certificate of compliance indicating that they have read the statement on business conduct, understand it and agree to comply with it. Every year, all employees have to confirm that they have complied with it.

Directors must also certify that they agree with the statement on business conduct and will comply with it, both when they join our Board and every year they serve on it.

All employees were asked, through an electronic training and certification process, to certify their compliance with the statement on business conduct for the year ended December 31, 2011. As of the date of this circular, over 99.5% of Enbridge employees had certified compliance. Most of the remaining employees who did not certify compliance were on temporary leaves of absence from the company.

Building awareness

We use online training to help raise awareness and reinforce our commitment to ethical conduct.

To date, we have developed employee sessions on fraud awareness and the statement on business conduct.

The Chief Executive Officer and all members of the Board certified their compliance with the statement on business conduct in 2011.

Handling conflicts of interest

If a director or officer has a material interest in a transaction or agreement involving Enbridge, he or she must:
 •  disclose the conflict or potential conflict;
 •  choose not to participate in any discussions on the matter; and
 •  abstain from voting on the matter at any Board meeting where it is being discussed or considered.

This approach is consistent with the requirements of the Canada Business Corporations Act.

 Insider trading

Our insider trading and reporting guidelines, which were amended in March 2011, put restrictions on insiders and those in a special relationship with Enbridge when they trade Enbridge shares. The guidelines, which fulfill our obligations to stock exchanges, regulators and investors, include the following measures:

Material transactions

No informed person or nominated director (or any associate or affiliate) has or had a direct or indirect material interest in any Enbridge transaction in 2011 or in any proposed transaction that had or will have a material effect on Enbridge or any of our subsidiaries in the forseeable future.

•
having quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These begin on the fifth day following the end of a quarter or fiscal year and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;
•
publishing and communicating the dates for regular blackout periods;
•
encouraging all insiders to pre-clear transactions; and
•
prohibiting all directors, officers and employees from engaging in hedging transactions.

Whistleblower procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct.

We introduced whistleblower procedures to protect the integrity of our accounting, auditing and financial processes. We expanded the system in 2008 to include a broad range of matters relating to ethics and conduct.

Employees can report concerns about financial or accounting irregularities or unethical conduct confidentially to the chair of the Audit, Finance & Risk Committee. All submissions can be made anonymously and any complaints submitted in a sealed envelope marked "private and strictly confidential" will be delivered to the committee chair unopened. Complaints can also be made anonymously using a toll-free number and a reporting system administered by an independent third party provider.

At least once each quarter, the chair informs the Audit, Finance & Risk Committee about any complaints received (sooner if there is an urgent matter), discusses them with the Chief Compliance Officer and recommends how each

21      ENBRIDGE INC.

complaint should be handled. The committee can hire independent advisors (outside legal counsel, independent auditors or others) to help investigate a matter. We pay for these costs.

THE ROLE OF THE BOARD

The Board is ultimately responsible for governance at Enbridge and for stewardship of the company. It has full power to oversee the management of our business and affairs.

It carries out many of its responsibilities through its four standing Board Committees:

•
Audit, Finance & Risk;
•
Corporate Social Responsibility;
•
Governance; and
•
Human Resources & Compensation.

The Board:

•
reviews and approves the strategic plan, provides guidance and monitors our progress;
•
monitors our risk management programs and helps us identify principal risks;
•
makes sure we have appropriate internal control and management systems in place to manage money, compliance and risk and that they are functioning appropriately; and
•
approves major projects, plans and initiatives that could materially affect the company.

The Board delegates day-to-day management of Enbridge to the Chief Executive Officer and senior management, although major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures require Board approval.

Duties

The Board is responsible for overseeing our business affairs and management, particularly in key areas like governance, strategic planning, risk management, succession planning and corporate disclosure. These duties are described in our terms of reference for the Board and the Board Committees. They are drafted by management under the guidance of the Governance Committee and approved by the Board, which reviews them once a year and updates them as needed.

The Board is responsible for developing position descriptions for the Chair of the Board and each committee chair. These descriptions are part of their terms of reference and are reviewed annually. The Board has also developed terms of reference for the President & Chief Executive Officer. The Governance Committee defines the division of duties between the Board and our Chief Executive Officer.

You can find more information about the responsibilities of our Board in the Canada Business Corporations Act and in the articles and by-laws and terms of reference on our website (www.enbridge.com).

Strategic planning

The Board is responsible for reviewing our strategic planning process and for reviewing and approving our strategic plan. It oversees the implementation of the plan, monitors our progress and approves any transactions it believes will have a significant impact on the plan or our strategic direction.

The Board devotes two meetings a year to the strategic plan, including one meeting that is held over two days.

Risk management

The Board is responsible for overseeing risk and the risk assessment process, including:

•
making sure we identify principal risks once a year;
•
monitoring our risk management programs; and
•
seeking assurance that our internal control systems and management information systems are in place and operating effectively.

We have a comprehensive risk assessment system that incorporates information from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and any factors that might mitigate them.

2012 Management information circular      22

The Board and the Audit, Finance & Risk Committee review our principal business risks every year, monitor our risk management program and work with our internal and external auditors to oversee the risk review process.

The Board has delegated specific risk management responsibilities to each Board Committee. The Board Committees can authorize the implementation of systems that address risks within the scope of their responsibility and monitor them to ensure they remain effective. For example, the Corporate Social Responsibility Committee authorized our guidelines on the global reporting initiative (GRI) and our environmental risk management system.

Internal controls

The Board seeks assurance at least annually that our internal control systems and management information systems are operating effectively.

The Board has delegated responsibility for reviewing our quarterly and annual financial statements to the Audit, Finance & Risk Committee, which recommends them to the Board for approval. The committee is also responsible for overseeing our internal audit function and senior management reporting on internal controls.

Corporate communications

The Board approves all major corporate communications policies, including our corporate disclosure guidelines, which it reviews and approves annually. It also reviews and approves all corporate disclosure documents, including our:

• annual and quarterly reports to shareholders; • MD&A;	• annual information form; and • management information circular.

The Board works to ensure we communicate effectively with shareholders, the public and other stakeholders to avoid selective disclosure.

Succession planning

The Board is responsible for:

•
appointing the Chief Executive Officer and other members of senior management;
•
monitoring senior management's performance; and
•
reviewing the succession strategy for all senior management positions every year.

It delegates responsibility for reviewing our policies and procedures relating to employment, succession planning and compensation (including executive compensation) to the Human Resources & Compensation Committee.

The Human Resources & Compensation Committee is also responsible for:

•
making sure we have appropriate programs for dealing with succession planning and employee retention;
•
monitoring the performance of senior management;
•
overseeing human capital risk to make sure our management programs (including those for our officers) effectively address succession planning and employee retention;
•
overseeing the design of our compensation programs from a risk perspective; and
•
reporting to the Board on organizational structure and succession planning matters.

OUR EXPECTATIONS OF DIRECTORS

Our directors are expected to act in the best interests of Enbridge. They have a duty of care to exercise in both decision making and oversight.

Independence

First and foremost, we believe in the importance of an independent board. The Governance Committee is responsible for making sure the Board functions independently of management.

The majority of our directors must be independent, as defined by Canadian securities regulators in NI 52-110, NYSE rules and the rules and regulations of the US Securities and Exchange Commission.

We define a director as independent if he or she does not have a direct or indirect material relationship with Enbridge. The Board believes that a relationship is material if it could reasonably interfere with a director's ability to make independent decisions, regardless of any other association he or she may have. The Board uses a detailed questionnaire to determine if a director is independent.

Eleven of our 13 nominated directors, including the Chair of the Board, are independent. Mr. Daniel is not independent because he is our Chief Executive Officer and a member of management. Mr. Monaco is not independent because he is our President and a member of management.

The Governance Committee has developed guidelines to give directors a clear picture of the Board's expectations. Key expectations include meeting attendance, financial literacy and ethical conduct.

23      ENBRIDGE INC.

Meeting in-camera

Our terms of reference stipulate that the Board must hold in-camera meetings regularly, without officers or management present. Both the Board and Board Committees meet in-camera and independently of management at every regularly scheduled meeting. The Chair of the Board provides the Chief Executive Officer with a summary of the matters discussed at these in-camera meetings, including any issues that the Board expects management to pursue.

Other directorships

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their common memberships do not affect their ability to exercise independent judgment while serving on our Board. See Interlocking relationships on page 17 for information about some of our directors who serve together on other boards.

Directors who serve on our Audit, Finance & Risk Committee cannot sit on the audit committees of more than two other public entities unless they receive approval from our Board. In 2009, the Board approved Mr. Leslie serving on the audit committees of four publicly traded companies, including Enbridge. Since Mr. Leslie is no longer employed full-time, the Board believes he has the time to meet these commitments and the work is very valuable to him and the Board in his role as chair of our Audit, Finance & Risk Committee. Mr. Leslie continues to serve on the audit committees of the three other publicly traded companies.

External consultants and other third parties

To make sure the Board functions independently of management, Board Committees have the flexibility to meet with external consultants and Enbridge employees without management whenever they see fit. The terms of reference also allow individual directors, the Board and Board Committees to hire independent advisors, as needed.

Attendance

We expect directors to attend all Board and Board Committee meetings of which they are a member and the annual meeting of shareholders. The Governance Committee reviews each director's attendance record every year. If a director has a poor attendance record, the committee chair and Chair of the Board will discuss and recommend how to handle the matter. A director whose attendance record continues to be poor can be asked to leave the Board. In 2011, all directors attended all Board and Board Committee meetings. Please see information on attendance in the Director Profiles beginning on page 8.

Financial literacy

The Board defines an individual as financially literate if he or she can read and understand financial statements that are generally comparable to ours in breadth and complexity of issues. The Board has determined that all of the members of the Audit, Finance & Risk Committee are financially literate according to the meaning of NI 52-110 and the rules of the NYSE. It has also determined that Mr. England, Mr. Leslie and Ms. Williams each qualify as "audit committee financial experts" as defined by the US Securities Exchange Act of 1934. The Board bases this determination on each director's education, skills and experience.

Orientation and continuing education

The Board recognizes that proper orientation and continuing education are important for directors to fulfill their duties effectively. It has delegated these responsibilities to the Governance Committee, which has developed a comprehensive program for new directors and for directors who join a committee for the first time.

Orientation

Every new director meets with the Chair of the Board, the President & Chief Executive Officer and senior management to learn about our business and operations and participates in tours of our sites and facilities.

2012 Management information circular      24

New directors are also given a copy of the Board manual, which contains:

•  personal information about each of the directors and senior officers;
 •  a list of the members of the Board, the members of the Board Committees and all meeting dates;
 •  organizational charts (corporate and management);
 •  our financial risk management policies;
• statutory liabilities;	• information about the directors' and officers' liability programs;
 •  insider trading and indemnity agreements;
 •  information about our dividend reinvestment and share purchase plan;
•  our statement on business conduct; and
• public disclosure documents for our subsidiaries.

Directors are notified by email whenever there are updates to these documents. The manual and any updates are also posted on the Board portal, software that allows directors to securely access board documents online.

Continuing education

We offer education sessions for directors on key topics and encourage them to participate in associations and organizations that can broaden their awareness and knowledge of developments related to our business. Throughout their tenure, directors have discussions with the Chair of the Board, receive quarterly presentations from senior management on strategic issues and participate in tours of our operations. Quarterly briefings include reviews of the competitive environment, our performance relative to our peers and any other developments that could materially affect our business. Directors can also request presentations on a particular topic. See the list of the internal seminars we offered in 2011 and director participation on page 17.

We also pay for continuing education opportunities through third parties and we encourage directors to pursue director education seminars and courses offered externally.

A number of our directors are members of Canada's Institute of Corporate Directors (ICD), including Mr. Leslie (chair of the Audit, Finance & Risk Committee), Mr. Shultz (member of the Human Resources & Compensation Committee) and Ms. Williams (chair of the Human Resources & Compensation Committee). Mr. Leslie is also an active member of the Canadian Audit Committee Network. Ms. Kempston Darkes was recognized by the ICD in 2011 with a Fellowship Award, which the ICD considers to be the highest distinction for directors in Canada.

BOARD EVALUATION

The Governance Committee is responsible for assessing the performance of the Board and its Chair, the Board Committees and individual directors on an ongoing basis.

Assessing the Board and Chair of the Board

All of the directors complete a confidential questionnaire every year so they can evaluate the effectiveness of the Board and suggest ideas for improving performance. The questionnaire is designed to provide constructive input to improve overall Board performance and includes questions on:

• Board composition; • effectiveness of the Board, Board meetings and Chair of the Board;	• duties and responsibilities; • Board orientation and development; and • the evaluation process for senior management.

In 2011, the evaluation process was revised to include additional questions for directors to evaluate their peers. The directors were asked to consider criteria such as skills and experience, preparation, attendance and availability, communication and interaction with Board members and/or management and business, company and industry knowledge. Directors were encouraged to comment broadly, positively and negatively, on any issue concerning the Board, Board Committees and director performance.

Directors submit their completed questionnaires to the chair of the Governance Committee, who presents the feedback to the Chair of the Board. The chair of the Governance Committee then presents the summary to the Board. The Board discusses the results and develops recommendations as appropriate.

From time to time, the Chair of the Board meets informally with each director, to discuss performance of the Board, Board Committees and other issues.

25      ENBRIDGE INC.

Board Committee assessments

Directors also complete a confidential questionnaire for each Board Committee they are members of. The questionnaire is designed to facilitate candid conversation among the members of each Board Committee about the Board Committee's overall performance, function, areas of accomplishment and areas for improvement. This session takes place in-camera at the first Board Committee meeting after the directors complete their questionnaires.

The questionnaire helps the Board ensure each Board Committee is functioning effectively and efficiently and fulfilling its duties and responsibilities as described in its terms of reference. It includes questions about:

• the composition of the Board Committee; • the effectiveness of the Board Committee and Board Committee meetings;	• committee members, including the chair; and • the orientation and development processes for the Board Committee.

Completed questionnaires are submitted to the chair of the Governance Committee, who summarizes them and provides a copy to each Board Committee chair and the Chair of the Board.

Identifying new candidates

Directors generally retire from our Board at the age of 73. A director may be asked to remain on the Board for an additional two years if the Board unanimously approves the extension. If a director receives an extension, he or she is not eligible to serve as Chair of the Board or chair of any of the Board's four standing Board Committees.

The Governance Committee serves as the nominating committee and is responsible for identifying new candidates for nomination to the Board. The Governance Committee also invites and welcomes suggestions from other directors on our Board and from management. The committee reviews a Board composition plan annually. The plan consists of a skills matrix that includes the name of each director, his or her occupation, residence, gender, age, years on the Board, retirement date, business experience, other board commitments, equity ownership, independence and other relevant information. The committee summarizes the plan to identify the ideal skills and experience of a new candidate. These include management, board and industry experience, areas of expertise, global representation, gender and age, among others. The committee ranks each of these skills and areas of experience as a high, medium or low priority.

The Governance Committee then develops a list of potential candidates with the desired skills and experience and reviews and updates the list at least once a year. When a position becomes available, the Board reviews the list of potential candidates, revises it to reflect the skills and experience most needed at the time, adds other recently identified candidates and prepares a short list. The committee also considers the candidate's background and diversity of experience in making their choices.

The chair of the Governance Committee, the Chair of the Board, the President & Chief Executive Officer and sometimes other directors, meet with potential candidates to determine their interest, availability, experience and suitability. The Governance Committee makes a recommendation to the Board. The Board discusses the recommendation and decides which candidates will be put forward for election at the annual meeting of shareholders.

About diversity

We are committed to increasing the diversity of our Board over time by actively seeking qualified candidates who meet diversity criteria. Enbridge is one of over 40 founding members of the Canadian Board Diversity Council.

BOARD COMMITTEES

Our Board has four standing Board Committees to help it carry out its duties and responsibilities:

• Audit, Finance & Risk; • Corporate Social Responsibility;	• Governance; and • Human Resources & Compensation.

The Board has delegated certain responsibilities to each Board Committee, including overseeing risk management systems that are within the scope of the responsibilities of each Board Committee. Each Board Committee is made up entirely of independent directors. Mr. Daniel, our Chief Executive Officer and Mr. Monaco, our President, are not members of any Board Committee.

Board Committee meetings generally take place before each regularly scheduled Board meeting. Each Board Committee also meets in-camera, independent of management, following the regular Board Committee meeting. They also meet with external consultants and/or Enbridge staff, without management present, whenever they see fit.

2012 Management information circular      26

Each Board Committee reports regularly to the Board and makes recommendations on certain matters as appropriate. The Governance Committee is responsible for recommending the role of each Board Committee to the Board.

Audit, Finance & Risk Committee

Chair:	David A. Leslie
Members:	J. Herb England, George K. Petty, Charles E. Shultz and Catherine L. Williams

The Audit, Finance & Risk Committee assists the Board in overseeing:

•
the integrity of our financial statements and financial reporting process;
•
the integrity of our management information systems, disclosure controls, financial controls and internal audit function;
•
our external auditors, PwC, and ensuring they maintain their independence; and
•
our compliance with financial and accounting regulatory requirements and our risk management program.

The Audit, Finance & Risk Committee is responsible for ensuring the committee, our external auditors, our internal auditors and management of Enbridge maintain open communications.

The Audit, Finance & Risk Committee is responsible for:

Financial reporting

•
reviewing our quarterly and annual MD&A, financial statements and notes and recommending them to the Board for approval;
•
reviewing and approving earnings releases;
•
discussing with management and the external auditors any significant issues regarding our financial statements and accounting policies;
•
reviewing with management any anticipated changes in reporting standards and accounting policies;

Internal controls

•
overseeing management's system of disclosure controls and procedures;
•
overseeing the internal controls over financial reporting;
•
overseeing the internal audit function;

External auditors

•
reviewing the qualifications and independence of our external auditors, PwC, and recommending their appointment to the Board;
•
reviewing all audit and non-audit services to be provided by the external auditors, including proposed fees, and pre-approving them, consistent with our policy; and
•
setting the compensation of the external auditors, reviewing their performance, overseeing their activities and retaining them in their role as external auditors.

The external auditors report directly to the Audit, Finance & Risk Committee. They meet regularly with the committee, following the committee meetings, without any members of management present. The chair of the committee also meets with the senior partner of PwC from time to time, to discuss significant issues.

Finance

The Audit, Finance & Risk Committee is also responsible for:

•
reviewing the issue of securities by Enbridge and authorizing or recommending such matters to the Board for approval;
•
overseeing the filing of prospectuses or related documents with securities regulatory authorities;

Risk management

•
overseeing the annual review of Enbridge's principal risks;
•
reviewing risks in conjunction with internal and external auditors;
•
monitoring our risk management program; and
•
reviewing our annual report on insurance coverages.

27      ENBRIDGE INC.

Together with the Board, the committee also reviews with senior management, internal counsel and others as necessary:

•
our method of reviewing risk and our strategies and practices related to assessing, managing, preventing and mitigating risk; and
•
loss prevention policies, risk management programs and disaster response and recovery programs.

2011 highlights

The Audit, Finance & Risk Committee carried out the following activities as part of its 2011 work plan:

Audits and financial reporting

•
reviewed the interim and annual MD&A and financial statements and notes and recommended them to the Board for approval;
•
reviewed public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses and the annual information form and approved them for public release;
•
reviewed and approved the pension plan annual financial statements;
•
received comprehensive presentations and education on US GAAP, and recommended to the Board the adoption of US GAAP for financial reporting beginning on January 1, 2012;
•
the chair of the Audit, Finance & Risk Committee reviewed and approved the prior year's expenses of the President & Chief Executive Officer;

Internal controls

•
reviewed the quarterly internal controls compliance reports;
•
reviewed the audit services role and audit plan and received quarterly audit services reports;
•
reviewed the audit services annual report;
•
received quarterly updates on the ethics and conduct hotline activity;

External auditors

•
carried out an assessment of PwC, recommended its appointment by shareholders and reviewed and approved the 2011 engagement letter (including the terms of engagement and proposed fees);
•
pre-approved all non-audit services to be provided by PwC that are allowed under the committee's policy;

Finance

•
reviewed quarterly treasury management reports;
•
reviewed the financing plans including additional financing transactions not included in the 2011 annual financing plan and inter-company financing transactions, and recommended them to the Board for approval;

Risk management

•
reviewed the quarterly financial risk management reports;
•
reviewed and approved the 2011 corporate risk assessment report;
•
received information on insurance recoveries from 2010 claims;
•
reviewed the annual report on insurance coverages and reviewed and approved the insurance renewal strategy; and
•
reviewed the information security report.

Governance

In November 2011, the Audit, Finance & Risk Committee reviewed its terms of reference. The committee reviewed the qualifications of its members and recommended to the Board, members who it believes can be properly considered audit committee financial experts. The committee also reviewed its performance in 2011 and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Audit, Finance & Risk Committee met five times in 2011, held in-camera meetings without management present at each meeting with the senior member of the Internal Audit group as well as with the external auditors and then it met on its own. From time to time the committee also met in-camera with the Chief Financial Officer. Before each meeting, the chair of the committee met with the Chief Financial Officer to discuss the agenda items for the meeting and any significant issues. The chair also met with the senior partner of the external auditors assigned to Enbridge's audit before each meeting. You can find more information about the committee as required under NI 52-110 under Audit, Finance & Risk Committee in our annual information form for the year ended December 31, 2011. Copies are available on our

2012 Management information circular      28

website (www.enbridge.com) and on SEDAR (www.sedar.com). You can also request a free copy from the corporate secretary.

Corporate Social Responsibility Committee

Chair:	James J. Blanchard
Members:	J. Lorne Braithwaite, Charles W. Fischer, V. Maureen Kempston Darkes and Dan C. Tutcher

The Corporate Social Responsibility Committee is responsible for assessing our guidelines, policies, procedures and performance related to corporate social responsibility (CSR) and reviewing our reporting in this area.

Assessing CSR guidelines, policies and procedures

The Corporate Social Responsibility Committee is responsible for:

•
reviewing, approving or recommending to the Board the risk guidelines, policies, procedures and practices relating to CSR matters and approving them or recommending them to the Board for approval. CSR matters include the environment, health and safety, human rights, aboriginal relations, stakeholder relations, community investment, government affairs, injury-prevention and emergency response matters;
•
reviewing and approving our CSR metrics and benchmarks;
•
reviewing and approving our methods of communicating CSR and related policies;

Monitoring and reporting CSR performance

•
monitoring our performance on CSR matters and receiving regular compliance reports from management;
•
reviewing the results of investigations into significant accidents or environmental incidents; and
•
reporting related to our CSR performance.

The Corporate Social Responsibility Committee has authorized the establishment of a GRI guideline and an environmental risk management system and monitors its operation to ensure its effectiveness.

2011 highlights

The Corporate Social Responsibility Committee carried out the following activities as part of its 2011 work plan:

Assessing CSR guidelines, policies and procedures

•
received updates on CSR developments (including the environment, health and safety);
•
received management's reports on:
•
pipeline security, corporate security and information security; and
•
public health emergency planning;
•
discussed our energy4everyone foundation, a foundation created in 2009 to work towards reducing poverty by delivering affordable, reliable and sustainable energy to communities in need;

Reviewing our work with stakeholders

•
received management's update on the work of the Aboriginal and Stakeholder Relations group;
•
received management's quarterly updates on our work with governments, regulators and the communities in which we conduct business;
•
received updates on Northern Gateway including community consultation, Aboriginal engagement, the regulatory process and other matters;
•
facilitated a meeting of the committee and the Board of Directors with representatives of a number of Aboriginal group leaders, to discuss issues relating to Northern Gateway;
•
reviewed progress on Enbridge's neutral footprint strategy;
•
received reports on community investments, including donations to charitable organizations;

Monitoring and reporting CSR performance

•
reviewed the 2011 environment, health & safety reports by the Gas Transportation, Liquids Pipelines, Major Projects and Gas Distribution business units;
•
received information on work planned for 2011 and 2012 to respond to proposed environmental legislation in Canada and the US;
•
reviewed pipeline integrity issues;
•
undertook, at the request of the Board, an update of the business units' work on operations risk management issues, including mitigation work on their principal operating risks;

29      ENBRIDGE INC.

•
received presentations and reports on the July 2010 oil spill near Marshall, Michigan, the September 2010 oil spill near Romeoville, Illinois and on the community, government relations and pipeline safety and integrity work we did following those incidents; and
•
reviewed our 2011 CSR report, which was prepared using the GRI G3 sustainability reporting guidelines. The GRI guidelines serve as a framework for reporting on an organization's economic, environmental and social performance.

Awards and recognition

The Corporate Social Responsibility Committee supports our continuing commitment to CSR initiatives, which has resulted in Enbridge receiving significant positive recognition in recent years, including the following awards in 2011:

•
Corporate Knights Best 50 Corporate Citizens in Canada;
•
Corporate Knights Global 100 list of the Most Sustainable Corporations;
•
Mediacorp Canada's list of Alberta's Top 50 Employers;
•
Mediacorp Canada's list of Canada's Greenest Employers;
•
Mediacorp Canada's list of Canada's Top 100 Employers; and
•
Medicorp Canada's list of Canada's Top Employers for Young People.

Governance

In November 2011, the committee reviewed its terms of reference and determined that it had fulfilled all of its responsibilities under its terms of reference.

The Corporate Social Responsibility Committee met five times in 2011 and held in-camera meetings without management present at the end of each meeting.

Governance Committee

Chair:	George K. Petty
Members:	David A. Arledge, James J. Blanchard, J. Herb England, David A. Leslie and Dan C. Tutcher

The Governance Committee focuses on ensuring we have a comprehensive system of stewardship and accountability for directors, management and employees that is in the best interests of shareholders.

The Governance Committee is responsible for developing our approach to governance, including the division of duties between the Chair of the Board, directors, the President & Chief Executive Officer and management.

It is responsible for:

•
recommending matters about overall governance to the Board;
•
reviewing the terms of reference for the Board and the Board Committees;
•
setting corporate governance guidelines for the Board; and
•
reviewing management's compliance reports on corporate governance policies.

The Governance Committee works closely with the Corporate Secretary and other members of management to keep abreast of governance trends and implement board governance best practices.

Board composition, education and evaluation

The Governance Committee is responsible for:

•
developing a Board composition plan and recommending the nomination of directors to the Board and Board Committees;
•
establishing formal orientation and education programs for directors;
•
reviewing and reporting to the Board on risk management matters relating to corporate liability protection programs for directors and officers;
•
assessing the performance of the Board, Board Committees, the Chair of the Board and individual directors;
•
monitoring the quality of the relationship among Board members and Board Committees and with management and recommending any changes; and
•
ensuring the Board functions independently of management.

One of the Governance Committee's objectives is to nominate a balanced mix of members to the Board who have the necessary experience and expertise to make a meaningful contribution in carrying out duties on behalf of the Board. It

2012 Management information circular      30

sets guidelines for recruiting new talent with criteria for relevant expertise, senior management experience or other qualifications, recognizing our diversity goal of having more women and visible minorities on our Board.

The Governance Committee manages the annual performance review of the Board. See Board evaluation on page 25 for more information.

Compensation

The Governance Committee is responsible for reviewing and setting directors' compensation. An increase in directors' compensation was considered in 2009 but was deferred because of economic conditions at the time. That increase was approved, effective January 1, 2010. See Directors – Compensation discussion and analysis on page 33 for more information.

2011 highlights

The Governance Committee carried out the following activities as part of its 2011 work plan:

Corporate governance

•
reviewed shareholder proposals, proxy voting recommendations and annual meeting voting results for the 2011 meeting;
•
approved our statement on corporate governance practices for this circular;
•
reviewed how shareholder engagement and "say on pay" have evolved and agreed to recommend that Enbridge hold a second advisory vote on our approach to executive compensation, at the 2012 shareholders' meeting;
•
received reports on employee and director compliance with the statement on business conduct;
•
reviewed the qualifications and independence of all members of the Board;
•
reviewed the Board Guidelines relating to the retirement age policy and provided a recommendation to the Board for a change in this policy;
•
reviewed management's reports on our director and officer liability protection program and management information systems;

Board composition and evaluation

•
reviewed the Board composition plan and skills matrix for the current Board and analyzed the implications our strategic plan has on Board composition; and
•
conducted the Board evaluation process for 2011 and reviewed and reported to the Board on the results of the various assessments.

Governance

The Governance Committee reviewed its performance in 2011 and determined that its mandate was appropriate and that the committee had fulfilled all of its responsibilities under its terms of reference.

The Governance Committee met four times in 2011 and held in-camera meetings without management present at the end of each meeting.

Human Resources & Compensation Committee

Chair:	Catherine L. Williams
Members:	David A. Arledge, J. Lorne Braithwaite, Charles W. Fischer, V. Maureen Kempston Darkes and Charles E. Shultz

The Human Resources & Compensation Committee assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executives (as defined on page 51 of this circular), senior management and our broader employee base. This includes compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. The Human Resources & Compensation Committee is also responsible for overseeing the company's compensation programs from a risk perspective to ensure it does not encourage individuals to take unreasonable risks that could result in a material financial impact on the company.

31      ENBRIDGE INC.

Succession planning

The Human Resources & Compensation Committee reviews the succession plan for the Chief Executive Officer and other key senior officers, and long-range planning for executive development and succession to ensure leadership sustainability and continuity.

Every year the Human Resources & Compensation Committee conducts a thorough review of the current succession plan and the status of development plans for candidates who have been identified for senior positions, including the position of Chief Executive Officer. During 2011, several vice presidents and senior vice presidents were moved to new roles to provide developmental opportunities and deepen the leadership bench-strength of the company.

The Board met several times with the Chief Executive Officer in 2011, without other members of management, to discuss his views on the executive leadership team in general and his potential successors. The Board also met in-camera, without the Chief Executive Officer, to discuss the candidates he had identified as possible successors. The Chief Executive Officer's succession plan was a significant focus area for the Human Resources & Compensation Committee and the Board in 2011.

2011 highlights

The Human Resources & Compensation Committee:

•
received updates on performance against targets for the various short and long-term compensation plans throughout the year;
•
reviewed 2011 company and business unit performance, based on the approved short-term incentive performance metrics and corporate financial performance compared to our peers and the TSX60 and TSX Composite Indices, over several time periods, and used these assessments to determine the short-term incentive and longer-term incentive awards for our executives and employees for 2011;
•
evaluated the Chief Executive Officer's performance and approved all aspects of his compensation for 2011, including his short-term incentive award, his base salary and longer-term incentive awards;
•
reviewed a competitive analysis and the Chief Executive Officer's performance assessments and compensation recommendations for the other executive officers, including recommendations for their short-term incentive awards, base salaries and longer-term incentive awards for 2011;
•
reviewed and approved the Compliance and Monitoring Report as part of the pension governance process;
•
approved a recommendation to align the option valuation method for compensation purposes with the accounting method;
•
approved the 2012 general salary increase recommendations;
•
approved an amendment to the Canadian pension plans to provide for immediate vesting;
•
approved changes to the membership of the company's Pension Committee;
•
reviewed and approved changes to the asset mix for the registered retirement plans and accompanying revisions to the Statement of Investment Policies and Procedures document based on the results of an Asset Liability Study;
•
reviewed the succession plans for senior executives and discussed the Executive Development Framework being utilized for development planning purposes;
•
discussed and approved a recommendation to increase the share reserve for the 2007 incentive stock option and performance stock option plans (together the stock option plans), which was approved by shareholders at the 2011 annual and special meeting of shareholders;
•
recommended officer appointments to the Board for approval and
•
considered compensation risk in the approval of compensation programs, measures and targets.

The Human Resources & Compensation Committee also reviewed the strategies and programs designed to attract, develop and retain employees, recognizing our plans for significant growth and increasing levels of retirement eligibility.

Awards and recognition

Enbridge was recognized in 2011 as one of Alberta's Top Employers and Most Respected Corporations, for our human resources practices. We were also named one of Canada's Top 100 Employers and one of the Financial Post's Ten Best Companies to Work For.

Governance

In November 2011, the Human Resources & Compensation Committee reviewed its mandate, as set out in its terms of reference, and its performance. The members of the committee are satisfied that the mandate is appropriate and that it met its responsibilities in 2011.

The Human Resources & Compensation Committee met four times in 2011, and held in-camera meetings without management present, at the end of each meeting.

2012 Management information circular      32

3.        Compensation

This next section discusses director and executive compensation at Enbridge, including our decision-making process, pay for performance, share ownership requirements and 2011 pay decisions.

DIRECTORS

COMPENSATION DISCUSSION AND ANALYSIS

Philosophy and approach

The Board is responsible for developing and implementing the directors' compensation plan and has delegated the day-to-day responsibility for director compensation to the Governance Committee.

Our directors' compensation plan is designed with four key objectives in mind:

•
to attract and retain the most qualified individuals to serve as directors;
•
to compensate our directors to reflect the risks and responsibilities they assume when serving on our Board and Board Committees;
•
to offer directors compensation that is competitive with other public companies that are comparable to Enbridge; and
•
to align the interests of directors with those of our shareholders.

While our executive compensation program is designed around pay for performance, director compensation is based on annual retainers. This is to meet the compensation objectives and to help ensure our directors are unbiased when making decisions and carrying out their duties while serving on our Board.

The Governance Committee uses a peer group of companies to set the annual retainers for our Board and targets director compensation at about the 75th percentile. It uses the same peer group, as much as possible, to determine executive compensation. See page 41 more information about our peer group and how we benchmark executive compensation.

The Governance Committee reviews the compensation plan every year and works with external consultants as needed. As part of this review, the committee considers the time commitment and experience required of members of our Board and the director compensation paid by a group of comparable public companies when it sets the compensation. The committee also reviews the compensation plan to make sure the overall program is still appropriate and reports its findings to the Board.

Share ownership

We expect directors to own Enbridge shares so they have an ongoing stake in the company and are aligned with the interests of shareholders. They must hold at least two times their annual Board retainer, or $420,000, in DSUs or Enbridge shares and meet that requirement within five years of becoming a director on our Board. DSUs are paid out when a director retires from the Board. They are redeemed for cash, based on the weighted average of the closing price of common shares on the TSX for the last five trading days before the redemption date, multiplied by the number of DSUs the director holds.

If a decrease in the market value of our common shares results in a director no longer meeting the share ownership requirements, we expect him or her to buy additional common shares in order to satisfy the minimum threshold.

About DSUs

A deferred share unit (DSU) is a notional share that has the same value as one Enbridge common share. Its value fluctuates with variations in the market price of Enbridge shares.

DSUs do not having voting rights but they accrue dividends as additional DSUs, at the same rate as dividends paid on our common shares.

33      ENBRIDGE INC.

Components

Our Directors' compensation plan has four components:

•
an annual retainer;
•
an annual fee if he or she serves as the non-executive Chair of the Board or chair of a Board Committee;
•
a travel fee for attending Board and Board Committee meetings; and
•
reimbursement for reasonable travel and other out-of-pocket expenses relating to his or her duties as a director.

We do not have meeting attendance fees.

This plan has been in effect since 2004 and was revised in January 2010 when the Board approved an increase in fees. The table below shows the fee schedule for directors in 2011. Directors are paid quarterly. If their principal residence is in the US, they receive the same face amounts in US dollars. Mr. Daniel does not receive any director compensation because he is our Chief Executive Officer and is compensated in that role. Mr. Monaco joined the Board on February 27, 2012. He does not receive any director compensation because he is our President and is compensated in that role.

Directors who also serve as a director or trustee of one of our subsidiaries or affiliates also receive an annual retainer and meeting and travel fees for attending those meetings.

Directors can receive their retainer in a combination of cash, Enbridge shares and DSUs, but they must receive a minimum amount in DSUs, as shown in the table below. Travel fees are always paid in cash.

	Annual amount ($)	Cash	Enbridge shares	DSUs	Cash	Enbridge shares	DSUs

Compensation component		before minimum share ownership			after minimum share ownership

Board retainer	210,000

Additional retainers
Chair of the Board retainer	240,000
Board Committee chair retainer		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
– Audit, Finance & Risk	25,000
– Corporate Social Responsibility	10,000
– Governance	10,000
– Human Resources & Compensation	15,000

Travel fee	1,500	100%	–	–	100%	–	–

Once they reach the minimum share ownership level, directors can choose to receive their entire retainer in either DSUs or only 25% in DSUs and the balance in cash, Enbridge shares or a combination of both, according to a percentage mix they choose. They must take at least 25% of the retainer in DSUs. Directors are allocated the Enbridge shares based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the date of payment.

The table below shows the breakdown of each director's annual retainer for the year ended December 31, 2011.

Director[1]	Cash (%)	Enbridge shares (%)	DSUs (%)

David A. Arledge	75	–	25
James J. Blanchard	50	–	50
J. Lorne Braithwaite	50	25	25
Patrick D. Daniel[2]	–	–	–

J. Herb England	50	–	50
Charles W. Fischer	50	–	50
V. Maureen Kempston Darkes	–	–	100
David A. Leslie	–	–	100

2012 Management information circular      34

George K. Petty	75	–	25
Charles E. Shultz	25	50	25
Dan C. Tutcher	75	–	25
Catherine L. Williams	–	50	50

1
Mr. Monaco joined the Board on February 27, 2012. He does not receive any compensation as a director of Enbridge because he is our President.
2
Mr. Daniel does not receive any compensation as a director of Enbridge because he is our Chief Executive Officer.

2011 RESULTS

Summary compensation table

The table below shows the total compensation paid to or accrued by our directors for the year ended December 31, 2011. All Enbridge shares and DSUs vested at the time of the grant.

		Share-based awards[3]				All other compensation

	Fees earned[2]	Enbridge shares[4,5]		DSUs[5]		Subsidiary fees[6]	Travel fees	Dividends on DSUs[7]		Total
Director[1]	(cash) ($)	(#)	($)	(#)	($)	($)	($)	(#)	($)	($)

David A. Arledge[8]	337,500	–	–	3,066	112,500	–	9,000	42	1,398	460,398
James J. Blanchard[8]	105,000	–	–	3,135	115,000	–	9,000	43	1,429	230,429

J. Lorne Braithwaite	105,073	1,432	52,427	1,433	52,500	26,083	13,000	20	651	249,733
Patrick D. Daniel[9]		–	–	–	–	–	–	–	–	–

J. Herb England[8]	105,000	–	–	2,862	105,000	95,000	16,500	39	1,305	322,805
Charles W. Fischer	105,000	–	–	2,868	105,000	37,083	3,000	40	1,303	251,386

V. Maureen Kempston Darkes	–	–	–	5,736	210,000	–	7,500	79	2,606	220,106

David A. Leslie	–	–	–	6,418	235,000	27,000	11,000	89	2,916	275,916

George K. Petty[8]	165,000	–	–	1,499	55,000	23,750	12,000	20	683	256,433
Charles E. Shultz	52,615	2,865	104,885	1,433	52,500	5,000	7,500	20	651	223,151

Dan C. Tutcher[8]	157,500	–	–	1,431	52,500	–	7,500	20	652	218,152
Catherine L. Williams	36	3,072	112,464	3,072	112,500	5,000	3,000	42	1,396	234,396

1
Mr. Monaco joined the Board on February 27, 2012. He does not receive any compensation as a director of Enbridge because he is our President.
2
The cash portion of the retainers paid to the directors.
3
The portion of the retainer received as DSUs and Enbridge shares.
4
Directors may also receive additional Enbridge shares as part of our Dividend Reinvestment and Share Purchase Plan, which is available to all shareholders.
5
We pay directors quarterly. The value of the Enbridge shares and DSUs is based on the weighted average of the closing price of Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. The weighted average Enbridge share prices were $57.49, $30.56, $31.56 and $36.42 for the first, second, third and fourth quarters of 2011. A two-for-one stock split (stock split) was approved by shareholders at the 2011 annual and special meeting of shareholders and was effective May 25, 2011, which affected Enbridge share prices after that date.
6
Includes the annual retainers paid to each of Ms. Williams and Messrs. Braithwaite, England, Leslie, Petty and Shultz as a director or trustee of an Enbridge subsidiary or affiliate, and fees for attending those meetings.
7
Includes dividend equivalents granted in 2011 on DSUs granted in 2011 based on the 2011 quarterly dividend rate of $0.49 per Enbridge common share pre-stock split and $0.245 post-stock split. Dividend equivalents vest at the time of grant.
8
These directors are paid the same face amounts in US$ because their principal residence is in the US.
9
Mr. Daniel does not receive any compensation as a director of Enbridge because he is our Chief Executive Officer.

Incentive plans awards

We have not granted stock options (stock options or options) to directors since 2002. None of our directors hold any share-based awards that have not vested.

35      ENBRIDGE INC.

Share-based compensation

The table below shows the breakdown in share-based compensation each director received each quarter in 2011.

	Q1			Q2			Q3			Q4

Director[1]	Enbridge Shares[2]	DSUs[2]	Dividends on 2011 DSUs[2]	Enbridge Shares[2]	DSUs[2]	Dividends on 2011 DSUs[2]	Enbridge Shares[2]	DSUs[2]	Dividends on 2011 DSUs[2]	Enbridge Shares[2]	DSUs[2]	Dividends on 2011 DSUs[2]

David A. Arledge[3]	–	$27,801	–	–	$27,683	$237	–	$27,602	$461	–	$29,216	$679
		(484 units)			(906 units/8 units)			(874 units/15 units)			(802 units/20 units)

James J. Blanchard[3]	–	$28,419	–	–	$28,299	$242	–	$28,215	$471	–	$29,866	$694
		(495 units)			(926 units/8 units)			(894 units/15 units)			(820 units/20 units)

J. Lorne Braithwaite	$13,108	$13,125	–	$13,110	$13,125	$112	$13,098	$13,125	$218	13,111	$13,125	$322
	(228 Enbridge shares)	(228 units)		(429 Enbridge shares)	(429 units/4 units)		(415 Enbridge shares)	(416 units/7 units)		(360 Enbridge shares)	(360 units/9 units)

Patrick D. Daniel[4]	–	–	–	–	–	–	–	–	–	–	–	–

J. Herb England[3]	–	$25,948	–	–	$25,838	$221	–	$25,762	$430	–	$27,268	$638
		(451 units)			(845 units/7 units)			(817 units/14 units)			(749 units/18 units)

Charles W. Fischer	–	26,250	–	–	$26,250	$224	–	$26,250	$436	–	$26,250	$643
		(457 units)			(859 units/7 units)			(832 units/14 units)			(720 units/19 units)

V. Maureen	–	$52,500	–	–	$52,500	$447	–	$52,500	$872	–	$52,500	$1,286
Kempston		(913 units)			(1,718 units/14 units)			(1,663 units/28 units)			(1,442 units/37 units)
Darkes

David A. Leslie	–	$58,750	–	–	$58,750	$501	–	$58,750	$976	–	$58,750	$1,439
		(1,022 units)			(1,922 units/16 units)			(1,861 units/31 units)			(1,613 units/41 units)

George K. Petty[3]	–	$13,592	–	–	$13,534	$116	–	$13,494	$225	–	$14,283	$332
		(236 units)			(443 units/4 units)			(428 units/7 units)			(392 units/10 units)

Charles E. Shultz	$26,215	$13,125	–	$26,221	$13,125	$112	$26,226	$13,125	$218	$26,222	$13,125	$322
	(456 Enbridge shares)	(228 units)		(858 Enbridge shares)	(430 units/4 units)		(831 Enbridge shares)	(416 units/7 units)		(720 Enbridge shares)	(360 units/9 units)

Dan C. Tutcher[3]	–	$12,974	–	–	$12,918	$111	–	$12,881	$215	–	$13,634	$317
		(226 units)			(423 units/4 units)			(408 units/7 units)			(374 units/9 units)

Catherine L. Williams	$28,113	$28,125	–	$28,115	$28,125	$240	$28,120	$28,125	$467	$28,116	$28,125	$689
	(489 Enbridge shares)	(489 units)		(920 Enbridge shares)	(920 units/8 units)		(891 Enbridge shares)	(891 units/15 units)		(772 Enbridge shares)	(772 units/20 units)

1
Mr. Monaco joined the Board on February 27, 2012. Mr. Monaco does not receive any compensation as a director of Enbridge because he is our President.
2
Directors are paid in Enbridge shares and DSUs quarterly. Their value is based on the weighted average of the closing price of the Enbridge shares on the TSX for the five trading days immediately preceding the grant date each quarter. Prices have been adjusted in for the stock split of May 2011. DSU dividends paid in 2011 on DSUs granted in 2011 are valued as of March 1, June 1, September 1 and December 1, 2011. The table below shows the grant dates, dividend dates and the weighted average Enbridge share price for each quarter in 2011.

Quarter	DSU grant date	Dividend date	Weighted average Enbridge share price for dividend grant	Weighted average Enbridge share price for DSU grant

Q1	March 17, 2011	March 1, 2011	$56.31	$57.49
Q2	June 16, 2011	June 1, 2011	31.47	30.56
Q3	September 16, 2011	September 1, 2011	31.26	31.56
Q4	December 16, 2011	December 1, 2011	34.71	36.42

3
These directors are paid in US$. The amounts they received have been converted to CA$ based on the Bank of Canada noon rate:
March 17, 2011: US$1 = CA$0.9885
June 16, 2011: US$1 = CA$0.9843
September 16, 2011: US$1 = CA$0.9814
December 16, 2011: US$1 = CA$1.0388
4
Mr. Daniel does not receive any compensation as a director of Enbridge because he is our Chief Executive Officer.

2012 Management information circular      36

Change in equity ownership

The table below shows the change in each director's equity ownership from March 2, 2011 to March 2, 2012. All directors met the share ownership requirements as at March 2, 2012.

Director[1]	Enbridge shares (#)	Enbridge stock options (#)	DSUs (#)	Total Enbridge shares and DSUs (#)	Market (at-risk) value of equity holdings ($)[2]	Minimum share ownership required ($)	Deadline to meet the requirement	Current holdings as a multiple of share ownership requirement

David A. Arledge
2012	32,600	–	39,348	71,948	2,754,889	420,000	01-Jul-09	6.56
2011	16,300	–	17,335	33,635	1,963,948
Change	16,300	–	22,013	38,313	790,941

James J. Blanchard
2012	25,770	–	89,016	114,786	4,395,156	420,000	01-Jul-09	10.46
2011	12,622	–	41,395	54,017	3,154,053
Change	13,148	–	47,621	60,769	1,241,103

J. Lorne Braithwaite
2012	84,760	–	33,989	118,749	4,546,899	420,000	01-Jul-09	10.83
2011	41,550	–	15,669	57,219	3,341,017
Change	43,210	–	18,320	61,530	1,205,882

Patrick D. Daniel3,[4]
2012	1,409,714	5,333,114	–	1,409,714	53,977,949	–	–	–
2011	700,955	2,632,257	–	700,955	40,928,762
Change	708,759	2,700,857	–	708,759	13,049,187

J. Herb England
2012	2,120	–	39,460	41,580	1,592,098	420,000	01-Jan-12	3.79
2011	1,060	–	17,507	18,567	1,084,127
Change	1,060	–	21,953	23,013	507,971

Charles W. Fischer
2012	8,000	–	9,919	17,919	686,119	420,000	28-Jul-14	1.63
2011	4,000	–	3,168	7,168	418,540
Change	4,000	–	6,751	10,751	267,579

V. Maureen Kempston Darkes
2012	10,000	–	8,089	18,089	692,628	420,000	2-Nov-15	1.65
2011	5,000	–	636	5,636	329,086
Change	5,000	–	7,453	12,453	363,542

David A. Leslie
2012	10,179	–	38,526	48,705	1,864,914	420,000	26-Jul-10	4.44
2011	4,949	–	15,012	19,961	1,165,523
Change	5,230	–	23,514	28,744	699,391

George K. Petty
2012	26,594	–	47,464	74,058	2,835,681	420,000	01-Jul-09	6.75
2011	13,132	–	22,170	35,302	2,061,284
Change	13,462	–	25,294	38,756	774,397

Charles E. Shultz
2012	28,466	–	35,075	63,541	2,432,985	420,000	01-Dec-09	5.79
2011	12,346	–	16,195	28,541	1,666,509
Change	16,120	–	18,880	35,000	766,476

37      ENBRIDGE INC.

Dan C. Tutcher
2011	616,856	–	42,966	659,822	25,264,584	420,000	03-May-11	60.15
2010	301,393	–	20,027	321,420	18,767,714
Change	315,463	–	22,939	338,402	6,496,870

Catherine L. Williams
2011	25,394	–	18,616	44,010	1,685,143	420,000	01-Nov-12	4.01
2010	10,660	–	7,270	17,930	1,046,933
Change	14,734	–	11,346	26,080	638,210

Total
2011	2,280,453	4,928,814	402,468	2,682,921	102,729,045
2010	1,123,967	2,632,257	176,384	1,300,351	75,927,496
Change	1,156,486	2,296,557	226,084	1,382,570	26,801,549

1
Mr. Monaco joined the Board on February 27, 2012. He does not receive any compensation as a director of Enbridge. He is required to hold at least four times his base salary in Enbridge shares.
2
Based on the total market value of Enbridge shares and/or DSUs owned by the director, based on the closing price of $58.39 on March 2, 2011 and $38.29 on the TSX on March 2, 2012. Prices reflect the stock split of May 2011. These amounts have been rounded to the nearest dollar.
3
Mr. Daniel does not receive any compensation as a director of Enbridge. He is only compensated for his role as Chief Executive Officer.
4
Mr. Daniel is required to hold at least four times his base salary in Enbridge shares.

EXECUTIVES

COMPENSATION DISCUSSION AND ANALYSIS

Executive summary

Our executive compensation programs are designed to motivate management to deliver strong corporate performance and invest our capital in ways that minimize risk and maximize return, while supporting our core business goal of delivering exceptional value to shareholders. The nature of Enbridge's business has an impact upon the design of our compensation programs and how we deliver compensation over time.

Enbridge's vision is to be the leading energy delivery company in North America. While we may be viewed as having achieved elements of this vision, enhancing and sustaining this position remains a continuing long-term pursuit. Our objective is to generate superior economic value for shareholders through investing capital in a low-risk and disciplined manner. Consistently applied, such stewardship should continue to generate attractive, risk adjusted returns and, in turn, provide for consistent and growing dividend distributions and related capital appreciation. Our business is capital intensive and longer-term in nature. Therefore, the impact of decisions made today may not be realized until several years in the future. Management has the commitment to shareholders to deliver steady, visible and predictable results in the short-term and to operate our assets in a responsible manner.

The compensation programs at Enbridge reflect a blend of short, medium and long-term incentive awards to support our pay for performance philosophy. Relevant corporate and business unit performance measures are established for the short-term compensation plan that focus on the critical financial, operational, safety and environmental aspects of the business. The performance measures for the medium and long-term plans focus on overall corporate performance aligned with shareholder expectations for earnings growth and Enbridge share price appreciation.

When assessing performance, the Human Resources & Compensation Committee (HRC Committee) takes into consideration both the objective pre-defined performance metrics as well as qualitative factors not captured in the formal metrics. For example, a decision to complete a certain acquisition may have longer-term strategic benefits to the company which may not be reflected in the short-term performance metrics. Also playing a role are a number of market-based and earnings-based key performance indicators that compare Enbridge's results to a peer group and to the broader market over a one to 10 year time horizon. Therefore, the assessment of overall performance is based on a combination of the pre-defined performance metrics, the key performance indicators, as well as the qualitative aspects of management's responsibilities.

2012 Management information circular      38

Compensation Governance

Our compensation governance structure consists of the Board, the HRC Committee and Mercer (Canada) Limited (Mercer), our independent advisor, and is reviewed regularly against best practices and regulatory guidance.

The Board is responsible for the oversight of the compensation principles and programs at Enbridge. The Board approves major compensation programs and payouts, including the compensation for the Chief Executive Officer. Compensation for the other named executives (as that term is defined on page 51 of this circular) is approved by the HRC Committee, based on recommendations made by the Chief Executive Officer.

The HRC Committee assists the Board in carrying out its responsibilities with respect to compensation matters by:

•
providing oversight and direction on human resources strategy, policies and programs for the named executives, senior management and our broader employee base, including compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention;
•
ensuring the design of compensation programs and payouts align with sound risk management principles and practices and ensuring our management programs effectively address succession planning and employee retention;
•
reviewing and approving key financial, risk, strategic and operational objectives relevant to the compensation of the Chief Executive Officer and annually recommending to the Board the Chief Executive Officer's compensation, following an evaluation of the Chief Executive Officer's performance against these objectives;
•
approving the compensation of the named executives, following a review of their performance assessments and compensation recommendations provided by the Chief Executive Officer; and
•
reviewing the succession plan for the Chief Executive Officer and other key senior officers, and long-range planning for executive development and succession to ensure leadership sustainability and continuity.

All members of the HRC Committee are independent under the independence standard discussed on page 23 of this circular. All members of the HRC Committee are knowledgeable and experienced individuals who have the necessary background in executive compensation to fulfill the HRC Committee's obligations to the Board and to our shareholders. Most members of the HRC Committee have significant experience as senior leaders of large organizations and have been long-standing members of Enbridge's HRC Committee or members of the compensation committees of other large organizations. Their experience and skill levels are broad-based and include expertise in areas such as finance, mergers and acquisitions, governance, human resource management and business management. A variety of industry experience is represented with significant knowledge of the energy and oil and gas sectors. The chair of the HRC Committee is an audit committee financial expert as that term is defined by the US Securities Exchange Act of 1934 and also sits on our Audit, Finance & Risk Committee.

The members of our HRC Committee are Catherine L. Williams (chair), David A. Arledge, J. Lorne Braithwaite, Charles W. Fischer, V. Maureen Kempston Darkes and Charles E. Shultz.

Independent advice

Since 2002, Mercer, an independent compensation consultant, has advised the HRC Committee on compensation issues to ensure our programs are appropriate, market-competitive and continue to meet our intended goals. Advisory services include:

•
the competitiveness and appropriateness of our executive compensation programs;
•
annual total direct compensation for the President & Chief Executive Officer;
•
governance of executive compensation; and
•
the HRC Committee's mandate and related Board Committee processes.

The HRC Committee chair reviews and approves our terms of engagement with Mercer every year. The terms specify the work to be done in the year, Mercer's responsibilities and its fees. Any other projects must be approved by the HRC Committee chair. Management can also retain Mercer on compensation matters from time to time. The chair of the HRC Committee must approve all services over $10,000. Management engages Mercer to provide assistance in compensation areas including:

•
competitive review of market multiplier approach and methodology;
•
actuarial valuations of our defined benefit pension plans; and
•
renewal and pricing of our benefits plans.

39      ENBRIDGE INC.

While the HRC Committee takes the information and recommendations Mercer provides into consideration, it has full responsibility for its own decisions, which may reflect other factors and considerations.

Management and the HRC Committee engaged Mercer in 2011 to provide analysis and advice on compensation matters. The following table provides a breakdown of services provided and fees paid to Mercer and all of its affiliates by Enbridge and all its affiliates in 2011 and 2010:

Nature of work	Approximate fees 2011 ($)	Approximate fees 2010 ($)

Executive compensation-related fees	233,366	168,065

All other fees	2,921,208	1,999,552

Total	3,154,574	2,167,617

Risk management

Enbridge is committed to ensuring that our compensation programs and policies are aligned with the long-term objectives of our shareholders. To accomplish this, we incorporate general risk management principles into all decision making processes across the organization and we regularly review our executive compensation programs through third party compensation consultants. This integration and review procedure helps ensure that our programs continue to support shareholder interests and regulatory compliance and are aligned with sound principles of risk management and governance.

The HRC Committee oversees the company's compensation programs from the perspective of whether they could encourage individuals to take inappropriate or excessive risks that are reasonably likely to have a materially adverse effect on the company.

The company uses the following compensation practices to mitigate risk:

•
we have a pay for performance philosophy that is embedded into our compensation design;
•
we believe our mix of pay programs, our approach to goal setting, establishing targets with multiple levels of performance and evaluation of performance results, assist us in mitigating excessive risk-taking that could harm our value or reward poor judgment of our executives;
•
our compensation programs include a combination of short, medium and long-term elements that ensure our executives have the incentive to consider both the immediate and long-term implications of their decisions;
•
executives are compensated for their short-term performance using a combination of financial, operational, safety, environmental and customer and employee metrics that ensure a balanced perspective and are a mix of both leading and lagging indicators;
•
performance thresholds are established that include both minimum and maximum payouts;
•
stock award programs vest over multiple years and are aligned to overall corporate performance that drives superior value to shareholders; and
•
share ownership guidelines ensure executives have a meaningful equity stake in the company and align their interests with those of shareholders.

The HRC Committee has discussed the concept of risk as it relates to our compensation programs and does not believe our programs encourage excessive or inappropriate risk taking.

Hedging Policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers and employees from engaging in the following, in respect of any securities of Enbridge or its subsidiaries:

•
any form of hedging activity;
•
any form of transaction of stock options;
•
any other form of derivative (including "puts" and "calls"); and
•
"short selling" (selling securities that he or she does not own).

We provide incentive benefits to our employees, including officers, to voluntarily acquire Enbridge securities as a long-term incentive to align the commitment, interests and day-to-day activities and performance of those persons with the long term interests of Enbridge and its shareholders. Speculating in securities of Enbridge or its subsidiaries or taking derivative positions which delink the intended alignment of interests is prohibited.

2012 Management information circular      40

Philosophy and approach

Our approach to executive compensation is set by the HRC Committee and approved by the Board. Our programs are designed to accomplish three things:

•
attract and retain a highly effective executive team;
•
align their actions with our business strategy and the interests of our shareholders; and
•
reward them for short, medium and long-term performance.

Benchmarking to peers

We benchmark our executive compensation programs against a group of similar companies in Canada and the US to ensure we are rewarding our executives at a competitive level.

The Canadian companies are large pipeline, energy, utility and industrial companies that are similar to us in size. Together they reflect the Canadian business environment that we operate in.

The US companies are mainly oil and gas pipelines and utilities because the US energy sector is much larger and has more depth than Canada's.

Peer group

Canada	US

Agrium Inc.	Ameren Corp.
Atco Ltd.	Centerpoint Energy Inc.
Canadian National Railway Company	DTE Energy Co.
Canadian Pacific Railway Ltd.	El Paso Corp.

Husky Energy	Nisource Inc.
Nexen Inc.	OGE Energy Corp.
SNC-Lavalin Group Inc.	Oneok Inc.
Suncor Energy Inc.	PG&E Corp.

Talisman Energy Inc.	PPL Corp.
Teck Cominco Ltd.	Questar Corp.
TELUS Corp.	Sempra Energy
TransAlta Corp.	Spectra Energy Corp.

TransCanada Corp.	Williams Co. Inc.
Xcel Energy Inc.

How we compare

	Canada	US

Revenue	Above 75th percentile	Above 75th percentile

Total assets	Above 75th percentile	Above 75th percentile

Number of employees	Between 25th and 50th percentile	Between 25th and 50th percentile

Market capitalization[1]	Between 50th and 75th percentile	Above 75th percentile

1
As of September 30, 2011. All other information is based on most recently reported data.

Setting compensation targets

Although we target overall total compensation at the 50th percentile, we establish base pay between the median and the 75th percentile, considering the skill, competency and experience of each executive. Executives who are demonstrating superior performance and consistently achieving significant results have their base pay aligned at the higher end of the percentile range. We link targets for short, medium and long-term incentives to base salary levels.

For each of the named executives, except the Executive Vice President & Chief Legal Officer, we target total direct compensation at the median of comparator companies in North America, emphasizing the Canadian or US peer groups based on the executive's role and responsibilities. Actual total direct compensation depends on performance. Please see page 51 for a list of the named executives.

41      ENBRIDGE INC.

For the Executive Vice President & Chief Legal Officer, we compare to Canadian companies comparable in size to Enbridge that have a similar role in their organization.

	Weighting

	Canadian peer group	US peer group

President & Chief Executive Officer (North American focus)	50%	50%

Executive Vice President & Chief Legal Officer	100%	0%

Other named executives	80%	20%

At risk compensation

The graphs below show the compensation mix for our President & Chief Executive Officer and our other named executives. The short, medium and long-term incentives are considered to be at risk because their value is based on performance and is not guaranteed. In 2011, 80% of the target total direct compensation for the President & Chief Executive Officer and 71% for the other named executives was at risk, directly aligning corporate, business and individual performance with the interests of shareholders. Please see page 51 for a list of the named executives.

President & Chief Executive Officer	Other Named Executives

Share Ownership

It is important for all of our officers, including executives, to have a meaningful equity stake in the company. Owning Enbridge shares is a tangible way to align the interests of our officers with those of our shareholders.

Target ownership is a multiple of base salary, depending on position level, and officers are required to meet the target within four years of being appointed to the position. Officers can acquire Enbridge shares by participating in the employee savings plan, exercising stock options or by making personal investments in Enbridge shares. Personal holdings, or Enbridge shares held in the name of a spouse, dependent child or trust, all count toward meeting the guidelines. Stock options do not.

Target and actual share ownership as of December 31, 2011

Executive	Target ownership	Actual ownership	Meets requirements

Patrick D. Daniel	4x base salary	42x base salary	✓

J. Richard Bird	2x base salary	18x base salary	✓

Stephen J. Wuori	2x base salary	16x base salary	✓

Al Monaco	2x base salary	7x base salary	✓

David T. Robottom	2x base salary	4x base salary	✓

Pay for performance

Performance is the cornerstone of our executive compensation programs. The programs are designed to motivate management to achieve the low risk, high return business model that shareholders expect, with a focus on the longer-term. The Board of Directors reviews our short, medium and long-term business plans and the HRC Committee links the compensation programs to these timeframes. This ensures that management is focused on delivering value to shareholders not only in the short-term, but also continued performance over the longer-term. The performance of our peer group is also considered.

2012 Management information circular      42

Annual decision making process

The HRC Committee reviews and approves the compensation plans and pay levels for all the named executives. The HRC Committee reviews and recommends the compensation plans and pay level for the President & Chief Executive Officer to the Board. The table below shows how we make compensation decisions.

Components

Total compensation is made up of six components.

Base salary	Short-term incentive	Medium-term incentives	Longer-term incentives	Retirement benefits	Other benefits

	• annual cash bonus	• performance stock units • restricted stock units	• incentive stock options • performance stock options	• pension plans • other retirement benefits	• savings plan • perquisites • medical, dental and insurance

Base salary

Our base salaries offer fixed compensation for performing day-to-day responsibilities, while balancing the individual's role and competency, market conditions and attraction and retention issues.

Short-term incentive

The short-term incentive plan is an annual bonus plan, paid out in cash. It is designed to motivate management to achieve corporate, business and individual objectives tied to executing our business strategy and to reward them according to their achievement for the year.

Each executive's target award and payout range reflect the level of responsibility associated with the role, as well as competitive practice, and are calculated as a percentage of base salary.

The award is paid out based on performance against a combination of corporate, business unit and individual goals. To ensure alignment between each executive and the execution of the overall business strategy, all executives have a significant component of their incentive tied to operational business unit results as well as corporate measures. For those executives who have primary responsibility for overall corporate performance, the corporate performance

43      ENBRIDGE INC.

metrics are given the most weight. Business unit performance metrics are given the most weight for executives with primary responsibility within a business unit.

	Target award	Payout range	Performance measures/weightings
	(as a % of base salary)		Corporate	Business unit	Individual

Patrick D. Daniel	90%	0 – 180%	60%	20%	20%

J. Richard Bird	50%	0 – 100%	60%	20%	20%

Stephen J. Wuori	50%	0 – 100%	25%	50%	25%

Al Monaco	50%	0 – 100%	25%	50%	25%

David T. Robottom	50%	0 – 100%	60%	20%	20%

We calculate the awards using an actual performance multiplier that ranges anywhere from 0 to 2.0, depending on whether the combination of goals has been met.

Using discretion

The President & Chief Executive Officer can recommend an adjustment to the calculated short-term incentive award for his direct reports up or down when he feels it is appropriate, to reflect extraordinary events and other things not contemplated in the original measures or targets. The HRC Committee must approve the Chief Executive Officer's recommendations.

The HRC Committee can adjust the calculated short-term incentive award for the President & Chief Executive Officer up or down at its discretion. It can also change or waive the eligibility criteria, performance measures and the target and maximum award levels when it believes it is reasonable to do so, considering things like key performance indicators and the business environment in which the performance was achieved.

Medium and long-term incentives

Our medium and long-term incentives for executives include three plans: the performance stock unit plan, the performance stock option plan and the incentive stock option plan. These plans motivate executives to deliver strong performance and reward them for achieving earnings targets, maintaining top quartile price-to-earnings performance compared to our peers and appreciation in the Enbridge share price over the longer term.

The number of incentive stock options awarded to each plan participant is determined by first applying the respective target award, established for each position as a percentage of salary. This award may then be adjusted to reflect individual performance and succession candidacy and may be further adjusted to counter prevailing market pressures for particular skill sets.

We also have a restricted stock unit plan that has no performance conditions and is designed as a retention tool for middle management. We have never granted these restricted stock units to executives.

The three plans that apply to executives all have different terms, vesting conditions and performance criteria. This mitigates the risks associated with our compensation plans by ensuring our executives do not have an incentive to

2012 Management information circular      44

produce only short-term results for individual profit. This approach benefits shareholders and maximizes the value of the medium and long-term incentives granted to executives.

	Performance stock unit plan	Performance stock option plan	Incentive stock option plan

Term	Three years	Eight years	10 years

Description	Phantom Enbridge shares with performance conditions that affect payout.	Options to acquire Enbridge shares.	Options to acquire Enbridge shares.

Frequency	Granted every year.	Granted approximately every five years.	Granted every year.

Performance Conditions	Two performance conditions, weighted 50% each: • Earnings per share relative to a target set at the start of the term; and • Price-to-earnings performance relative to peers.	Share price targets that must be met within a defined time period.

Vesting	Units mature in full after three years.	Options vest 20% per year over five years, starting on the first anniversary of the grant date.	Options vest at 25% per year over four years, starting on the first anniversary of the grant date.

Payout	Paid out in cash at the end of three years based on: • the market value of an Enbridge share at the end of three years; and • the performance conditions.	Participant acquires Enbridge shares at the exercise price defined at the time of grant (fair market value).	Participant acquires Enbridge shares at the exercise price defined at the time of grant (fair market value).

The table below shows the target amounts that we grant in medium and long-term incentives and the amount that each plan contributes to that total, in each case as a percentage of base salary.

	Target medium and long-term incentive grant (as % of base salary)	Amount each plan contributes to total target grant (as % of base salary)

		Performance stock units	Performance stock options	Incentive stock options

President & Chief Executive Officer	330%	115%	100%	115%

Other named executives	200%	70%	60%	70%

Medium and long-term incentive grants are determined as follows:

Performance stock units

Performance stock units give our executives the opportunity to earn up to two times the value of their units when they mature by achieving certain performance measures. We typically grant performance stock units annually, at the beginning of the year.

We currently use two performance measures, each weighted at 50%:

•
Earnings per share (EPS): We use this measure to motivate our executives to achieve earnings that meet or exceed the average industry growth rate forecasted over a comparable time period.
•
Price-to-earnings (P/E) ratio: We use this measure because it is a strong reflection of how shareholders view our stock and our growth potential relative to our peers. For this measure, we compare ourselves against the following group

45      ENBRIDGE INC.

  of companies, chosen because they are all capital market competitors, have a similar risk profile and operate in a comparable sector.

P/E ratio comparator group

Ameren Corp.	OGE Energy Corp.
Canadian Utilities	Oneok Inc.
Centerpoint Energy Inc.	PG&E Corp.
Emera Inc.	Sempra Energy
Fortis Inc.	Spectra Energy Corp.
National Fuels Gas Corp.	TransAlta Corp.
Nisource Inc.	TransCanada Corporation

We calculate the payout at the end of the three year term using an actual performance multiplier that ranges from 0 to 2.0 depending on whether the performance conditions are met. The final Enbridge share price at the end of the term is the weighted average trading price of an Enbridge share on the TSX or NYSE for the last 20 days before the end of the term.

Performance stock options

Performance stock options give executives the opportunity to buy Enbridge shares at the exercise price specified at the time of the grant, as long as Enbridge share price targets are met by a certain date. We set the targets before we grant the performance stock options, basing them on our strategic plan and historical P/E ratio information for the industry.

In 2007, we granted performance stock options to the executive officers at the time. Later in 2008, performance stock options were granted to Mr. Monaco when he was appointed to the executive team.

Grant date	Number of stock options granted[1]	Exercise price	Share price targets[1]	Must be exercised by

August 15, 2007	4,690,000[2]	$18.29 per Enbridge share	$25 and $27.50 by February 2014	August 15, 2015

February 19, 2008	500,000	$20.21 per Enbridge share	$25 and $27.50 by February 2014	August 15, 2015

1
The number of units and the unit prices have been restated consistent with the price of an Enbridge share on the TSX following the stock split of May 2011.
2
This number represents the total performance stock options granted to the current named executive officers and to executive officers who have now retired.

As of December 31, 2011, both Enbridge share price targets have been met, therefore 80% of the 2007 grant is exercisable and 60% of the 2008 grant is exercisable.

Incentive stock options

An incentive stock option gives a participant the option to buy one Enbridge share at some point in the future at the exercise price defined at the time of grant.

We typically grant incentive stock options in February of each year to both Canadian and US members of senior management who are eligible to participate in the incentive stock option plan. Options granted to US employees can either be qualified or non-qualified, as defined by the US Internal Revenue Code.

2012 Management information circular      46

Stock options vest in equal installments over a four-year period. The maximum term of a stock option is 10 years, but the term can be reduced if the executive leaves the company. See page 65 for details.

The exercise price of a stock option is the weighted average trading price of an Enbridge share on the TSX or NYSE for the last five trading days before the grant date. If the grant date is during a trading blackout period, we will adjust the grant date to no earlier than the sixth trading day after the trading blackout period ends. We do not backdate stock options.

We may grant incentive stock options to executives when they join the company, and would normally grant them on the executive's date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period.

Stock options granted and outstanding

As of March 2, 2012

Stock options outstanding
– stock option plans	29,161,332
– legacy incentive stock option plan (2002)	7,103,860
– all stock option plans (incentive stock option plan and performance stock option plan)	4.62% of total issued and outstanding shares

Transferring and assigning stock options

The holder of an option cannot transfer or assign it other than by will, or as allowed by the laws of descent and distribution.

Receiving cash instead of Enbridge shares

When a participant prefers to receive cash instead of Enbridge shares, he or she exercises their options and chooses to receive Enbridge shares with a fair market value equal to the "in-the-money" value of the option at the time it is exercised. The Enbridge shares are then sold to provide the cash to the participant and we reduce the total number of Enbridge shares issued under the stock option plans (not the number of underlying Enbridge shares reserved for issue).

Making changes to the stock option plans

The Board can make changes to the stock option plans, in whole or in part, as long as the regulators approve the changes; however, shareholders must also approve the following changes:

•
changing the number of Enbridge shares that can be issued under the stock option plans;
•
reducing the grant price of an option;
•
cancelling or reissuing an option at a lower grant price;
•
extending the term of an option longer than 10 years;
•
allowing someone who isn't a full time employee to participate in the stock option plans;
•
changing the rules related to transferring or assigning options; and
•
changing the amendment provisions of the stock option plans.

Adjustments

The Board or the HRC Committee may make the following adjustments to the options or to the Enbridge shares that can be issued under the stock option plans upon the occurrence of certain events, including the payment of a stock dividend or a restructuring of our share capital:

•
increase or decrease the number or change the kind of shares reserved under the stock option plans or that can be issued when outstanding options are exercised;
•
increase or decrease the option price per Enbridge share; and
•
make changes to how installments of options vest and can be exercised.

The Board can also adjust the number of shares available under the stock option plans, the option price per Enbridge share and the option period, to allow our shareholder rights plan to continue to operate.

Please see page 64 and 65 for further information regarding our stock option plans, such as stock option plan restrictions and termination provisions.

47      ENBRIDGE INC.

Retirement benefits

As of January 1, 2000, or the time of hire if after that date, the named executives joined the senior management pension plan, which is a non-contributory defined benefit plan that pays out an enhanced retirement income to all senior management employees. Before becoming members of this plan, certain named executives participated in a non-contributory defined benefit or defined contribution pension plan.

Defined benefit plan

The graphic below shows how we calculate the retirement benefit payable under the defined benefit pension plan applicable to the named executives:

Some key terms of the defined benefit plan

•
Retirement age: Executives can retire with an unreduced pension at age 60, or as early as age 55 if they have 30 years of service. If they have less than 30 years of service, they can still retire as early as age 55, but their retirement benefit is reduced by 3% per year before age 60;
•
Adjustment for inflation: Retirement benefits are indexed at 50% of the annual increase in the consumer price index;
•
Survivor benefits: the pension is payable for the life of the member. If the member is single at retirement, 15 years of pension payments are guaranteed. If the member is married at retirement and dies before their spouse, 60% of the pension will continue to the spouse for his/her lifetime; and
•
Flexibility: To attract and retain executives we can negotiate additional years of credited service or higher pension accruals, subject to approval by the HRC Committee.

Defined contribution plan

The defined contribution pension plan is a non-contributory pension plan. The level of contribution varies, depending on age and years of service.

Other retirement benefits

•
We prorate our executives' short-term incentive awards for the period of active employment in their last year;
•
we prorate their unvested performance stock units for the period of active employment during the term of the grant. The units continue to mature according to the terms of the performance stock unit plan;
•
we prorate their performance stock options for the period of active employment. They can exercise options up to three years after retirement (or up to the date the option expires, whichever is earlier) as long as the performance criteria are met; and
•
their unvested stock options continue to vest according to the terms of our stock option plans. They can exercise options up to three years after retirement, or up to the date the option expires (whichever is earlier).

Other benefits

Our savings plan, perquisites and benefits plans are key elements of our total compensation package for our named executives. Please see page 51 for a list of the named executives.

2012 Management information circular      48

Savings plan

Our savings plan encourages share ownership. Employee contributions of up to 2.5% of base salary that are used toward the purchase of Enbridge shares are matched by the company in the form of flexible benefit credits. The named executives participate in this plan along with all other employees.

Perquisites

The named executives receive an annual perquisite allowance to offset expenses related to their position. This includes the cost of owning and operating a vehicle, parking and recreational clubs. These allowance levels are reviewed regularly for competitiveness. The named executives are also reimbursed for a portion of costs for personal financial planning.

	Perquisite allowance (2011)	Financial planning reimbursement

Patrick D. Daniel	$49,500	50% up to $10,000

J. Richard Bird	$35,000	50% up to $5,000
Stephen J. Wuori	$35,000	50% up to $5,000
Al Monaco	$30,000	50% up to $5,000
David T. Robottom	$30,000	50% up to $5,000

Medical, dental and insurance benefits

Medical, dental and insurance benefits are available to meet the specific needs of individuals and their families. The named executives participate in the same plan as all other employees. The plans are structured to provide minimum basic coverage with the option of enhanced coverage at a level that is competitive and affordable.

The HRC Committee reviews our retirement and other benefits regularly. These benefits are a key element of a total compensation package and are designed to be competitive and reasonably meet the needs of executives in their current roles and when they retire from Enbridge.

Compensation changes in 2012

The HRC Committee reviews Enbridge's compensation philosophy and practices every year with assistance from Mercer, an independent compensation consultant, to ensure they are appropriate, competitive and continuing to meet our intended goals. There are no compensation design/program changes approved by the HRC Committee for implementation in 2012.

As part of our ongoing assessment we will continue to review our pay programs during the course of 2012. A review of the market comparator group for the senior executives will also be undertaken. Any changes will be brought forward to the HRC Committee and the Board for decision. Any approved changes would come into effect in 2013.

Executive officer changes in 2012

On February 27, 2012, Mr. Patrick D. Daniel, President & Chief Executive Officer, provided formal notice to the Board of Directors of his intention to retire on or before the end of 2012. The Board of Directors appointed Mr. Al Monaco as President of Enbridge and a member of the Board of Directors effective February 27, 2012. Mr. Daniel will remain Chief Executive Officer and a director of the company until the date of his retirement.

2011 performance

Enbridge made tremendous progress on many fronts in 2011, including further securing our future growth. We achieved strong growth in earnings and cash flow in 2011, with earnings at the top of our guidance range. Adjusted earnings reflecting $1.48 per Enbridge share represented an 11% increase over 2010.

Over the course of the year the company reached agreement with our liquids pipelines shippers on the 10-year Competitive Toll Settlement which represents a cooperative agreement between Enbridge and its shippers that aligns interests, provides certainty to shippers and provides Enbridge the opportunity to earn higher returns through diligent management of the pipeline system. In addition the company secured an additional $6 billion of growth opportunities across our existing businesses of Liquids Pipelines, Gas Pipelines, Gas Distribution and Green Energy as well as into new platforms including power transmission and the Canadian midstream gas sector.

49      ENBRIDGE INC.

Notable growth projects include the proposed $1.2 billion Athabasca Twinning Project to connect growing oil sands production and our Gulf Coast Access strategy to broaden market access to the US Gulf Coast for Canadian and US crude oil production. The latter includes expansion of Enbridge's existing infrastructure between Flanagan, Illinois and Cushing, Oklahoma, and the reversal and expansion of the Seaway Pipeline System from Cushing to the US Gulf Coast. Enbridge acquired 50% of the Seaway Pipeline System in 2011.

The rapidly growing Bakken region continued to be an area of focus. Enbridge received approval for its Canadian Bakken Expansion Program in late 2011 and we have planned expansions of our regional infrastructure in both Canada and the US in both our crude oil systems, and natural gas infrastructure through the company's investments in Alliance Pipeline Ltd. and Aux Sable Liquids Products.

We entered the Canadian midstream sector through the $1.15 billion investment in the Cabin Gas Plant Development and we advanced our strategic objectives to enter the power transmission sector through the acquisition of the 300 megawatt Montana-Alberta Tie-line project. Our Green Energy business continues to grow. In 2011, we placed approximately 370 megawatts of wind and solar generating capacity into service and entered the renewable sector in Quebec through investment in the 300 megawatt Lac Alfred wind project.

At the end of 2011, the company's total of commercially secured projects stood at over $11 billion, reinforcing management's confidence that Enbridge can achieve an average annual growth rate in adjusted EPS of 10% through 2015, based on conservative assumptions for mainline throughput and future growth investment. In December 2011, we announced our 2012 guidance for adjusted earnings of $1.58 to $1.74 per Enbridge share, the midpoint of which represents an approximately 12% increase over 2011.

This year was also one of progress in further reinforcing safety and operational integrity across all of Enbridge's business units. A comprehensive operational risk management assessment and planning initiative was undertaken across the enterprise to identify and implement further risk mitigation strategies to provide assurance that Enbridge will achieve its safety, integrity and environmental protection objectives. Enhancing the safety focus of the organization was further strengthened this year with the enterprise-wide creation and adoption of Enbridge's Life Saving Rules and the rollout of a number of additional safety-enhancing initiatives. This will remain one of the company's top priorities in 2012.

All of these developments had an impact on our share performance in 2011. After approval by our shareholders, we split our common shares on a two-for-one basis in May 2011. Our common shares reached a 52-week trading high of $38.17 on the TSX on December 30, before closing that day, and the year at $38.09 per common share. Since our inception as a publicly traded entity over 58 years ago, we have delivered an average annual total shareholder return of 14%, outperforming the TSX Composite Index by almost 5% over a similar timeframe.

In 2011, Enbridge was the largest single point contributor to the TSX Composite Index. This means that Enbridge had the highest performance of the large cap companies and had a greater positive impact on TSX performance than any other stock.

Enbridge Performance Relative to S&P/TSX Index As at December 31, 2011

2012 Management information circular      50

In December 2011, the Board declared a quarterly dividend of $0.2825 per common share to begin in the first quarter of 2012, a 15% increase over the quarterly dividend we paid in 2011. Enbridge has increased its dividend by an average of 13% per year over the last five years; we have paid dividends for 58 years.

2011 pay decisions

The HRC Committee reviewed the performance, business environment and peer group comparisons and recommended the 2011 compensation for our President & Chief Executive Officer. The HRC Committee also reviewed and approved the recommendations of the President & Chief Executive Officer for the Executive Vice President, Chief Financial Officer & Corporate Development and our three other most highly compensated officers (our named executives):

•
Patrick D. Daniel, President & Chief Executive Officer;
•
J. Richard Bird, Executive Vice President, Chief Financial Officer & Corporate Development;
•
Stephen J. Wuori, President, Liquids Pipelines;
•
Al Monaco, President, Gas Pipelines, Green Energy & International; and
•
David T. Robottom, Executive Vice President & Chief Legal Officer.

Base salary

On April 1, 2011, Messrs. Daniel and Bird received modest base salary increases (3.0%) to maintain their competitive position within the market. Larger increases were awarded to Mr. Wuori (3.5%), Mr. Robottom (5.0%) and Mr. Monaco (5.0%) to improve the competitiveness of their compensation relative to the market.

	2011 base pay ($)	% increase from 2010	2010 base pay ($)	% increase from 2009

Patrick D. Daniel	1,279,000	3.0%	1,242,000	3.5%

J. Richard Bird	576,800	3.0%	560,000	3.7%

Stephen J. Wuori	605,480	3.5%	585,000	3.2%

Al Monaco	525,000	5.0%	500,000	11.1%

David T. Robottom	443,100	5.0%	422,000	7.7%

Short-term incentive

Our short-term incentive is awarded based on performance against a combination of corporate, business unit and individual objectives that were established and approved at the beginning of 2011. In February 2012, the HRC Committee determined awards for the named executives under the short-term incentive plan of $4,571,730 including $2,396,000 to the President & Chief Executive Officer.

Corporate performance

Our 2011 corporate performance was measured by adjusted EPS. This is a metric that focuses on return to shareholders and is aligned with how investors and security analysts assess Enbridge's performance on an annual basis. Adjusted EPS is closely aligned with the company's targets and objectives and is consistent with information reported regularly to the investor community. It is a metric that is understandable from an employee perspective. The annual Board-approved budget establishes the target (1.0 multiplier) for this metric. The minimum (0) and maximum (2.0) multipliers are set using the low-end and top-end of the external guidance range that is publicly disclosed at the start of the year. The adjusted EPS metric represents a significant component of our corporate named executives' short-term incentive award, ranging from 25% to 60%.

Our 2011 EPS guidance range was $1.38 to $1.48 as approved by the Board prior to the beginning of 2012. Actual performance was $1.48. Consistent with our financial reporting and public disclosure of results, adjusted earnings excludes the impact of non-recurring or non-operating items. Approximately $119 million of net adjustments were made to arrive at adjusted earnings of $1,110 million, including adjustments for mark-to-market gains/(losses) and tax on intercompany gains on sales.

In addition to strong financial results, 2011 performance was extremely positive on a number of fronts. We:

•
reached a settlement with our liquids pipeline shippers on a 10-year Competitive Tolling Settlement;

51      ENBRIDGE INC.

•
secured an additional $6 billion of attractive growth opportunities across our existing businesses of Liquids Pipelines, Gas Pipelines and Gas Distribution, increasing the company's total of commercially-secured projects to over $11 billion;
•
gained entry into the Canadian midstream gas sector with a $1.15 billion investment in the Cabin Gas Plant Development and advanced our strategic objective to enter the power transmission sector through the acquisition of the 300 megawatt Montana-Alberta Tie-line project;
•
broadened market access to the US Gulf Coast for Canadian and US crude oil production through the acquisition of a 50% interest in the Seaway Pipeline System and the proposed reversal and expansion of that system;
•
continued to deliver strong performance in our Gas Distribution business under challenging economic conditions, adding 35,657 customers to our base of approximately two million customers; and
•
continued our ability to attract the skilled people we need to grow the business, increasing our employee base by 580 positions while maintaining a voluntary turnover rate that was more than 3% below the industry norm.

The HRC Committee also considered our performance compared to other companies in our performance stock unit peer group and companies in the TSX60 and TSX Composite Indices, as measured by dividend per Enbridge share growth, total shareholder return and reward to risk over the past one, three, five and 10 year periods. Enbridge's 2011 performance on all of the key performance indicators was very strong, featuring:

•
12.3% EPS growth;
•
15% dividend per Enbridge share growth (the highest in our peer group);
•
a reward to risk ratio at the 97th percentile of the industry; and
•
competitive total shareholder return in all periods (one year: 89th percentile; three year: 91st percentile; five year: 100th percentile; and 10 year: 100th percentile).

For 2011 short-term incentive calculations, based on the adjusted EPS result of $1.48, the corporate performance multiplier was 2.0 out of 2.0.

Business unit performance

Business unit performance is assessed relative to a scorecard of metrics and targets established by each business leader and their senior management teams at the start of the year. Scorecards include a range of financial and operational metrics that include the safety and reliability of our systems, environmental components, governance measures, customer service and satisfaction measures and employee metrics geared to health and safety, employee engagement and our ability to attract and retain the talent that we need to execute on our business strategies. In 2011, there was an increase in emphasis on business unit performance for all named executives to reinforce business unit accountability and importance.

The following is an overview of the type of metrics and overall performance multiplier used for each named executive this year:

	Business unit	Metrics	Performance multiplier (0-2)

Patrick D. Daniel	• Business unit composite	• full range of operational measures for the combined enterprise	1.64

J. Richard Bird	• Corporate office	• financial (corporate costs) • full range of operational measures for the combined enterprise	1.64

Stephen J. Wuori	• Liquids Pipelines	• financial measures related to the Liquids Pipelines business unit • full range of operational measures for the Liquids Pipelines business unit	1.78

Al Monaco	• Gas Pipelines • Green Energy • International	• financial measures related to the Gas Pipelines, Green Energy & International business unit • full range of operational measures for the Gas Pipelines, Green Energy & International business unit	1.64

David T. Robottom	• Corporate office	• financial (corporate costs) • full range of operational measures for the combined enterprise	1.64

2012 Management information circular      52

Individual Performance

The President & Chief Executive Officer's individual 2011 objectives were established at the start of the year, taking into consideration our financial and strategic priorities. The President & Chief Executive Officer established individual objectives for the other executives for 2011 at the start of the year, basing them on strategic and operational priorities related to their portfolios, development of succession candidates, employee engagement, leadership and community involvement.

You'll find a discussion of each named executive's individual and business unit performances starting on page 55 of this circular.

Use of Discretion

Given Enbridge's exceptional performance during 2011, the HRC Committee approved a 10% increase to the short-term incentive awards to reflect the significant accomplishments achieved.

Overall Performance

Short-term Incentive Calculations

The table below shows how we calculated each named executive's overall performance multiplier in 2011.

	A – Corporate performance					B – Business unit performance					C – Individual performance					Overall performance multiplier[1]

	Weight	×	Corporate multiplier	=	Total A	Weight	×	Business unit multiplier	=	Total B	Weight	×	Individual multiplier	=	Total C	Total A+B+C

Patrick D. Daniel	60%		2.0		1.20	20%		1.64		0.33	20%		1.95		0.39	1.92

J. Richard Bird	60%		2.0		1.20	20%		1.64		0.33	20%		1.70		0.34	1.87

Stephen J. Wuori	25%		2.0		0.50	50%		1.78		0.89	25%		1.95		0.49	1.88

Al Monaco	25%		2.0		0.50	50%		1.64		0.82	25%		1.75		0.44	1.76

David T. Robottom	60%		2.0		1.20	20%		1.64		0.33	20%		1.60		0.32	1.85

1
Actual results may vary from mathematical results using our formulas because of rounding.

We used the overall performance multiplier to calculate each named executive's short-term incentive as follows:

	Base salary ($)	×	Target	×	Overall performance multiplier	=	Calculated short-term incentive award ($)	Actual short-term incentive award (rounded)[1] ($)

Patrick D. Daniel	1,279,000		90%		1.92		2,207,810	2,396,000

J. Richard Bird	576,800		50%		1.87		538,731	592,620

Stephen J. Wuori	605,480		50%		1.88		568,394	625,240

Al Monaco	525,000		50%		1.76		461,344	507,490

David T. Robottom	443,100		50%		1.85		409,424	450,380

1
In recognition of the exceptional performance achieved in 2011, the HRC Committee approved a 10% increase to the short-term incentive award. This uplift is reflected in these totals.

Medium and Long-term incentives

Our medium and long-term incentives are granted early in the year. They are usually targeted to the 50th percentile of our peer group, with the opportunity to realize this value to a greater or lesser degree based on how Enbridge performs in the future.

In February 2011, we granted 370,900 incentive stock options to the Enbridge named executives. This grant reflected the target delivery for this compensation program and the Black-Scholes value of the stock option at the time of grant. Effective January 1, 2011, we granted 51,900 performance stock units which resulted in total direct compensation (base salary, short-term incentive, medium-term incentive and long-term incentives) being positioned in the top quartile of the competitive market, which is a reflection of the superior performance of the company. Both of the previously noted grants have been adjusted to 741,800 incentive stock options and 103,800 performance stock units respectively, reflecting the stock split approved by shareholders in May 2011.

53      ENBRIDGE INC.

Performance stock units

The table below shows the performance stock units granted to the named executives in early 2011.

	A Performance stock units granted[1]	B Value ($) (A × CA$27.92)	C Value (%) (B / salary on Dec 31, 2010)

Patrick D. Daniel	51,200	1,429,504	115%

J. Richard Bird	14,000	390,880	70%

Stephen J. Wuori	14,000	390,880	67%

Al Monaco	14,000	390,880	78%

David T. Robottom	10,600	295,952	70%

1
The number of units and the unit prices have been restated consistent with the price of an Enbridge share on the TSX following the stock split in May 2011.

Stock options

The table below shows the incentive stock options granted to the named executives in early 2011.

	A Incentive stock options granted[1]	B Value ($) (A × CA$4.00)	C Value (%) (B / salary on Dec 31, 2010)

Patrick D. Daniel	366,000	1,464,000	118%

J. Richard Bird	100,000	400,000	71%

Stephen J. Wuori	100,000	400,000	68%

Al Monaco	100,000	400,000	80%

David T. Robottom	75,800	303,200	72%

1
The number of units and the unit prices have been restated consistent with the price of an Enbridge share on the TSX following the stock split in May 2011.

Payouts

The performance stock units granted in 2009 matured on December 31, 2011 and both performance targets were met. The performance multiplier was set at 2.0 based on:

	Target

	0	1.0	2.0	Actual	Performance multiplier

EPS	$1.04	$1.11	$1.39	$1.48	2.0 × (50% weighting	)

P/E ratio	Below the 50th percentile	Between the 50th percentile and 75th percentile.	75th percentile and above	100th percentile	2.0 × (50% weighting	)

The table below shows the performance unit payouts to the named executives in early 2012.

	Performance stock units granted in 2009[1]	+	Equivalent to reinvested dividends	=	Total performance stock units	x	Performance multiplier	x	Final Enbridge share price ($)	=	Payout ($)

Patrick D. Daniel	70,000		7,425		77,425		2.0		36.38		5,633,464

J. Richard Bird	20,000		2,122		22,122		2.0		36.38		1,609,561

Stephen J. Wuori	20,000		2,122		22,122		2.0		36.38		1,609,561

Al Monaco	16,000		1,697		17,697		2.0		36.38		1,287,649

David T. Robottom	10,800		1,146		11,946		2.0		36.38		869,163

1
The number of units and the unit prices have been restated consistent with the price of an Enbridge share on the TSX following the stock split in May 2011.

2012 Management information circular      54

Patrick D. Daniel

President & Chief Executive Officer

Total direct compensation

	2011			2010	2009

	$	%		$	$

Cash
Base salary	1,269,750	3.1%		1,231,500	1,200,000
Short-term incentive	2,396,000	85.7%		1,290,000	2,133,000
	$3,665,750	45.4%		$2,521,500	$3,333,000
Equity

Performance stock units	1,429,504	(54.1%	)	3,117,180	1,354,850
Stock options	1,464,000	10.7%		1,322,020	1,426,760
	$2,893,504	(34.8%	)	$4,439,200	$2,781,610

Base salary

On April 1, 2011, Mr. Daniel's base salary was increased by 3%, consistent with overall market increases for executives.

Short-term incentive

Mr. Daniel's short term incentive award is based mostly on company performance (60%), measured in 2011 by adjusted EPS. Performance against target for corporate adjusted EPS this year was 2.0 out of 2.0 (see page 52).

Business unit performance accounts for 20% of Mr. Daniel's short-term incentive award calculation with individual performance accounting for the remaining 20%.

Under his leadership:

•
Enbridge had the highest level of performance of the large cap companies and was the largest single positive contributor to the TSX Composite Index in 2011;
•
adjusted earnings reflected $1.48 per Enbridge share, representing a 11% increase over 2010;
•
total shareholder return was 40%;
•
share performance continued to be impressive and in May, 2011, we split our common shares on a two-for-one basis. On December 30, 2011, our common share price closed at $38.09 after reaching a 52-week trading high of $38.17 on the TSX;
•
execution on our growth strategy continued to progress with an additional $6 billion of opportunities across our existing businesses of Liquids Pipelines, Gas Pipelines and Gas Distribution being commercially-secured, bringing the total to over $11 billion and providing a solid foundation for future earnings and growth;
•
to continue Enbridge's goal of being "best in class" in safety and operational integrity, Mr. Daniel oversaw the completion of an enterprise-wide operational risk identification and assessment process that resulted in a risk mitigation plan that received Board of Director endorsement and became underway in 2011;
•
Mr. Daniel also continued to champion our commitment to CSR through the expanding role of our Green Energy business, the energy4everyone foundation and our target of achieving a neutral footprint by 2015; and
•
Mr. Daniel continued his active participation in our executive succession management process to enhance our overall senior management capability and ensure appropriate leadership continuity.

In acknowledgement of Mr. Daniel's outstanding leadership and achievement as Chief Executive Officer of Enbridge for over ten years, his contributions to the energy industry and his continued commitment to social responsibility and building healthy and sustainable communities, Caldwell Partners awarded him the distinction of being named Canada's Outstanding CEO of the Year in 2011.

The Board acknowledged Mr. Daniel's strong individual performance in 2011, and his individual performance multiplier was approved at 1.95 out of 2.0. Mr. Daniel's combined 2011 short-term incentive award was $2,396,000. This award reflects the 10% increase approved by the HRC Committee to recognize Enbridge's exceptional performance in 2011.

Medium and long-term incentives

Mr. Daniel was awarded 183,000 incentive stock options and 25,600 performance stock units in early 2011. These numbers were restated to 366,000 stock options and 51,200 performance stock units, respectively, to reflect the stock split in May 2011.

55      ENBRIDGE INC.

J. Richard Bird

Executive Vice President, Chief Financial Officer & Corporate Development

Total direct compensation

	2011			2010	2009

	$	%		$	$

Cash
Base salary	572,600	3.2%		555,000	540,000
Short-term incentive	592,620	63.7%		362,000	600,000
	$1,165,220	27.1%		$917,000	$1,140,000
Equity

Performance stock units	390,880	(66.2%	)	1,157,135	387,100
Stock options	400,000	7.4%		372,400	403,800
	$790,880	(48.3%	)	$1,529,535	$790,900

Base salary

On April 1, 2011, Mr. Bird's base salary was increased by 3% to maintain competitiveness with our peers.

Short-term incentive

Mr. Bird's short term incentive is based mostly on company performance (60%), measured in 2011 by adjusted EPS. Corporate performance on this measure was determined to be 2.0 out of 2.0 (see page 52).

In 2010, we introduced two business unit performance metrics for corporate employees: cost containment and combined non-financial business unit performance. These measures are weighted equally and are intended to reinforce accountability for managing controllable costs and for aligning corporate employees with the performance and operations of the business units. Business unit performance in 2011 was 1.64 out of 2.0, accounting for 20% of Mr. Bird's 2011 short-term incentive award.

The remaining 20% is based on an individual performance multiplier of 1.70 out of 2.0.

In 2011, Mr. Bird:

•
successfully issued $1.6 billion of enterprise-wide term debt, $860 million of equity for Enbridge Energy Partners, L.P. and $950 million of Enbridge preferred shares. These transactions and others helped Enbridge manage its liquidity, equity and debt under very attractive terms;
•
successfully managed risk for the company through innovative financial hedges to enhance the economics of strategic projects and minimize commercial risk; also assumed responsibility for the coordination and documentation of the Operational Risk Mitigation Plan which provides assurance that Enbridge will achieve its safety, integrity and environmental protection objectives;
•
provided oversight and direction on the financial elements of the Competitive Tolling Settlement negotiations, resulting in a successful 10-year agreement with attractive terms; and
•
provided commercial structuring support, risk/return guidance, financial analysis and investment review for $11 billion of capital investment opportunities secured by the various business units.

Mr. Bird's combined 2011 short-term incentive award was $592,620. This award reflects the 10% increase approved by the HRC Committee to recognize Enbridge's exceptional performance in 2011.

Medium and long-term incentives

Mr. Bird was awarded 50,000 incentive stock options and 7,000 performance stock units in early 2011. These numbers were restated to 100,000 stock options and 14,000 performance stock units, respectively, to reflect the stock split in May 2011.

2012 Management information circular      56

Stephen J. Wuori

President, Liquids Pipelines

Total direct compensation

	2011			2010	2009

	$	%		$	$

Cash
Base salary	600,360	3.4%		580,500	567,000
Short-term incentive	625,240	82.3%		343,000	540,000
	$1,225,600	32.7%		$923,500	$1,107,000
Equity

Performance stock units	390,880	(66.2%	)	1,157,135	387,100
Stock options	400,000	7.4%		372,400	403,800
	$790,880	(48.3%	)	$1,529,535	$790,900

Base salary

On April 1, 2011, Mr. Wuori's base salary was increased by 3.5% to maintain competitiveness with our peers.

Short-term incentive

Mr. Wuori's short term incentive is based on company performance (25%), measured in 2011 by adjusted EPS. Corporate performance on this measure was determined to be 2.0 out of 2.0 (see page 52).

The performance of the Liquids Pipelines business unit accounts for 50% of Mr. Wuori's short-term incentive award calculation. Financial performance, measured by earnings relative to the approved 2011 budget, was above target for this business unit. Safety and environmental performance indicators were significantly above target, as were pipeline integrity results and secured business development. Employee engagement and recruitment success (measured by turnover and hiring metrics) were also above target. The overall business unit multiplier for Liquids Pipelines was 1.78 out of 2.0.

The remaining 25% of Mr. Wuori's short-term incentive award is based on an individual performance multiplier of 1.95 out of 2.0.

In 2011, Mr. Wuori:

•
completed negotiation with shippers for a 10-year Competitive Tolling Settlement for the Canadian mainline;
•
fostered Safety Culture Enhancement initiatives across Liquids Pipelines and achieved excellent employee and contractor safety results;
•
drove aggressive pipeline integrity assessment work across Liquids Pipelines; there were no significant pipeline releases in 2011;
•
secured approximately $9 billion in new growth projects through a number of business development initiatives;
•
secured commercial agreements for the utilization of the Northern Gateway capacity; and
•
completed his term as Chair of the American Association of Oil Pipelines.

The President & Chief Executive Officer acknowledged Mr. Wuori's strong individual performance in 2011, as reflected in his individual performance multiplier of 1.95 out of 2.0. Mr. Wuori's combined 2011 short-term incentive award was $625,240. This award reflects the 10% increase approved by the HRC Committee to recognize Enbridge's exceptional performance in 2011.

Medium and long-term incentives

Mr. Wuori was awarded 50,000 incentive stock options and 7,000 performance stock units in early 2011. These numbers were restated to 100,000 stock options and 14,000 performance stock units, respectively, to reflect the stock split in May 2011.

57      ENBRIDGE INC.

Al Monaco

President, Gas Pipelines, Green Energy & International

Total direct compensation

	2011			2010	2009

	$	%		$	$

Cash
Base salary	518,750	6.4%		487,500	437,500
Short-term incentive	507,490	47.5%		344,000	500,000
	$1,026,240	23.4%		$831,500	$937,500
Equity

Performance stock units	390,880	(66.2%	)	1,157,135	309,680
Stock options	400,000	7.4%		372,400	336,500
	$790,880	(48.3%	)	$1,529,535	$646,180

Base salary

On April 1, 2011, Mr. Monaco's base salary was increased 5% to improve overall competitiveness with our peers.

Short-term incentive

A portion of Mr. Monaco's short term incentive award is based on company performance (25%), measured in 2011 by adjusted EPS. Corporate performance on this measure was determined to be 2.0 out of 2.0 (see page 52).

The performance of the Gas Pipelines, Green Energy & International business unit accounts for 50% of Mr. Monaco's short-term incentive. Each business segment has its own set of performance metrics applicable to their specific mandate. Overall financial performance (measured by earnings relative to the 2011 budget), was above target, as was operational performance, which is a combination of safety, reliability, environmental and other non-financial measures. The overall business unit multiplier for Gas Pipelines, Green Energy & International used in the calculation for Mr. Monaco's short-term incentive was 1.64 out of 2.0.

The remaining 25% of Mr. Monaco's short-term incentive award is based on an individual performance multiplier of 1.75 out of 2.0.

In 2011, Mr. Monaco:

•
successfully entered Enbridge into the Canadian midstream business by securing a $1.1 billion investment in the Cabin Gas Plant Development in the Horn River Shale Play;
•
advanced our strategic priority to extend the US gathering and processing business value chain with the development of the $1.1 billion Texas Express NGL Pipeline;
•
established a strategic natural gas footprint in the Bakken shale play with the acquisition of the Prairie Rose Pipeline and Stanley gas plant and development of the Tioga gas lateral;
•
continued to profitably grow the Green Energy business with the completion of three wind and three solar projects and a $350 million investment in the Lac Alfred wind project in Quebec;
•
secured long-term shipper transportation agreements for capacity on Bakken pipeline expansion; and
•
achieved a significant improvement in safety results, instituted a number of initiatives to further enhance our safety culture and completed a comprehensive integrity management work plan.

Mr. Monaco's individual performance multiplier was 1.75 out of 2.0. Mr. Monaco's combined 2011 short-term incentive was $507,490. This award reflects the 10% increase approved by the HRC Committee to recognize Enbridge's exceptional performance in 2011.

Medium and long-term incentives

Mr. Monaco was awarded 50,000 incentive stock options and 7,000 performance stock units in early 2011. These numbers were restated to 100,000 stock options and 14,000 performance stock units, respectively, to reflect the stock split in May 2011.

2012 Management information circular      58

David T. Robottom

Executive Vice President & Chief Legal Officer

Total direct compensation

	2011			2010	2009

	$	%		$	$

Cash
Base salary	437,825	5.6%		414,500	392,000
Short-term incentive	450,380	63.2%		276,000	375,000
	$888,205	28.6%		$690,500	$767,000
Equity

Performance stock units	295,952	(62.7%	)	793,464	209,034
Stock options	303,200	14.3%		265,335	235,550
	$599,152	(43.4%	)	$1,058,799	$444,584

Base salary

On April 1, 2011, Mr. Robottom's base salary was increased by 5% to improve overall competitiveness with our peers.

Short-term incentive

Mr. Robottom's short-term incentive is primarily based on company performance (60%), measured in 2011 by adjusted EPS. Corporate performance on this measure was determined to be 2.0 out of 2.0 (see page 52).

In 2010, we introduced two business unit performance metrics for corporate employees: cost containment and combined non-financial business unit performance. These measures are weighted equally and are intended to reinforce accountability for managing controllable costs and for aligning corporate employees with the performance and operations of the business units. Business unit performance in 2011 was 1.64 out of 2.0, accounting for 20% of Mr. Robottom's 2011 short-term incentive award.

The remaining 20% of Mr. Robottom's short-term incentive award was based on an individual performance multiplier of 1.60 out of 2.0.

In 2011, Mr. Robottom:

•
oversaw successful conclusions on a number of significant legal matters, including a major litigation settlement in the company's favour, several significant regulatory approvals for large development projects and completion of numerous substantial corporate and asset acquisitions;
•
achieved stated 2011 objectives, including milestones in re-aligning public affairs to integrate the Canadian and US public affairs groups and strategies;
•
achieved and exceeded 2011 objectives for records management functions, including development of a program for digitization and automation in the contracts management area and development of an email management program; and
•
oversaw significant advancement in a number of large information technology (IT) projects, including rollout of updated software solutions, management of IT security, integration of Enbridge's financial services IT group with the general IT functions, development of an enterprise-wide website and updating the internal Enbridge communications portal, while also advancing cost efficiencies.

Mr. Robottom's combined 2011 short-term incentive award was $450,380. This award reflects the 10% increase approved by the HRC Committee to recognize Enbridge's exceptional performance in 2011.

Medium and long-term incentives

Mr. Robottom was awarded 37,900 incentive stock options and 5,300 performance stock units in early 2011. These numbers were restated to 75,800 stock options and 10,600 performance stock units, respectively, to reflect the stock split in May 2011.

59      ENBRIDGE INC.

Executive compensation and shareholder return

The chart below shows what $100 invested in Enbridge shares on December 31, 2006 would have been worth at the end of each of the last five years and compares that to the performance of the S&P/TSX Composite Index. It also shows total compensation reported for the named executives each year.

We grant performance stock options approximately every five years. The award in 2007 increased total compensation significantly because we included the full grant date fair value of the stock options in the year's compensation.

Total return vs. total compensation

As at December 31	2007 ($)	2008 ($)	2009 ($)	2010 ($)	2011 ($)

Enbridge Total Return	$103	$105	$134	$160	$223

S&P/TSX Composite Total Return Index	$110	$74	$99	$117	$107

Total compensation of named executives ($MM)[1]	$16.5	$16.0	$14.1	$18.1	$16.3

1
Includes total compensation disclosed in previous management information circulars for the named executive officers in those years. Total compensation includes base salary, short-term and longer-term incentives (grant date fair value), annual pension service cost and all other compensation.

2012 Management information circular      60

2011 RESULTS

Summary compensation table

The table below shows the total we and our subsidiaries paid and granted to the named executives for the years ended December 31, 2011, 2010 and 2009.

Executive and principal position	Year	Salary ($)	Share- based awards[1] ($)	Option- based awards[2] ($)	Non-equity (annual incentive plan)[3] ($)	Pension value[4] ($)	All other compensation[5] ($)	Total compensation ($)

Patrick D. Daniel[6]	2011	1,269,750	1,429,504	1,464,000	2,396,000	862,000	200,513	7,621,767
President & Chief	2010	1,231,500	3,117,180	1,322,020	1,290,000	949,000	146,156	8,055,856
Executive Officer	2009	1,200,000	1,354,850	1,426,760	2,133,000	(244,000)	151,320	6,021,930

J. Richard Bird	2011	572,600	390,880	400,000	592,620	300,000	64,821	2,320,921
Executive Vice President,	2010	555,000	1,157,135	372,400	362,000	192,000	64,776	2,703,311
Chief Financial Officer &	2009	540,000	387,100	403,800	600,000	27,000	63,740	2,021,640
Corporate Development

Stephen J. Wuori[6]	2011	600,360	390,880	400,000	625,240	213,000	202,007	2,431,487
President, Liquids	2010	578,223	1,157,135	372,400	343,000	134,000	68,598	2,653,356
Pipelines	2009	567,000	387,100	403,800	540,000	(53,000)	68,039	1,912,939

Al Monaco	2011	518,750	390,880	400,000	507,490	221,000	49,975	2,088,095
President, Gas Pipelines,	2010	487,500	1,157,135	372,400	344,000	238,000	49,944	2,648,979
Green Energy & International	2009	437,500	309,680	336,500	500,000	202,000	45,625	1,831,305

David T. Robottom	2011	437,825	295,952	303,200	450,380	317,000	44,126	1,848,483
Executive Vice President &	2010	414,500	793,464	265,335	276,000	269,000	43,807	2,062,106
Chief Legal Officer	2009	392,000	209,034	235,550	375,000	192,000	43,075	1,446,659

1
Performance stock unit plan (see page 45)
Performance stock units granted × unit value, using the following unit values:

Year	CA$	US$	Exchange rate US$1=$CA

2011	27.92	–	–
2010	47.23	44.93	1.0466
2009	38.71	31.40	1.2246
2008	38.77	38.94	0.9881

  The unit value is the volume weighted average of an Enbridge share on the TSX or the NYSE for 20 trading days before the grant date. It takes into account the notional dividends that are reinvested during the performance period. For compensation reporting, we use the grant date fair value. This is different from the accounting value, which is based on a mark-to-market valuation of an Enbridge share at the end of each financial quarter, including notional dividends accrued. 2011 units value reflects the stock split in May 2011.

2
Performance stock option plan (see page 46)
Performance stock options granted × stock option value, using the following stock option values:

	2008

Assumptions	Grant date fair value	Accounting value

Expected option term in years	5.5	8
Expected volatility	18.10%	13.60%

Expected dividend yield	3.30%	3.32%
Risk free interest rate	2.80%	3.75%

Exercise price	$20.21	$20.21
Performance discount	16%	–
Performance option value	$2.33	$2.41

  We use the Black-Scholes method to determine the performance stock option value and discount it, using a Monte Carlo simulation to reflect the Enbridge share price targets that must be met for the performance stock options to vest. For compensation reporting, we use the grant date fair value, which is different from the accounting value. We granted all performance stock options in CA$. The above values have been adjusted.

61      ENBRIDGE INC.

	February 2011	February 2010		2009

Assumptions	Grant date fair value and accounting value	Grant date fair value	Grant date accounting value	Grant date fair value and accounting value

Expected option term in years	6	6	6	6

Expected volatility	17.80%	22.60%	19.10%	26.80%
Expected dividend yield	3.41%	3.64%	3.64%	3.88%

Risk free interest rate	2.88%	2.65%	2.65%	2.22%
Exercise price	$28.78	$23.30	$23.30	$19.81

Regular option value	$4.00	$4.66	$3.28	$3.37

  Incentive stock option plan (see page 46)
  In 2010, the grant date fair value is different from the accounting value. The HRC Committee chose to continue to use two year historical volatility assumptions for the grant date fair value. In 2010, given the extreme volatility in equity markets over the prior two years, Enbridge did not believe that a two year estimate was a more accurate reflection of the forward volatility of Enbridge shares over the period that options are expected to be outstanding. The grant date accounting value uses six year historical volatility and six month forward implied volatility.

3
Non-equity (short-term incentive plan) (see page 43)
Amounts in this column reflect the short-term incentive plan awards earned in 2011 and payable on February 29, 2012. Awards are based on Enbridge, business unit and individual performance. Particulars on the short-term incentive awards calculations for each named executive are set forth on page 53 of this circular. There are no long term non-equity incentive plans within the compensation programs.
4
Retirement benefits (see page 48)
The pension values are equal to the compensatory change shown in the defined benefit plan and defined contribution plan tables.
5
Other benefits (see page 48)
Amounts in this column include the annual perquisite allowance, excess flexible benefit credits paid to the executive, the taxable benefit from loans by Enbridge (made before Sarbanes-Oxley was enacted), parking, relocation subsidies, financial counseling benefits and other incidental compensation.

	Perquisite Allowance	Financial planning reimbursement

Patrick D. Daniel	$49,500	50% up to $10,000
J. Richard Bird	$35,000	50% up to $5,000
Stephen J. Wuori	$35,000	50% up to $5,000
Al Monaco	$30,000	50% up to $5,000
David T. Robottom	$30,000	50% up to $5,000

6
Mr. Daniel's and Mr. Wuori's other compensation includes an air travel benefit. For Mr. Daniel, that benefit was $81,514 in 2011, $27,256 in 2010 and $32,466 in 2009. For Mr. Wuori, that benefit was $41,704 in 2011. Mr. Wuori did not receive an air travel benefit in 2009 and 2010.

Incentive plan awards

Outstanding option-based and share-based awards as of December 31, 2011

	Option-based awards					Share-based awards

Executive	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options[1,2] ($)		Number of units that have not vested (#)	Unit maturity date	Market or payout value of units not vested[3,4] ($)	Market or payout value of vested share-based awards not paid out or distributed[5] ($)

				Vested	Unvested
Patrick D. Daniel	366,000	28.78	14-Feb-21	–	3,409,290	52,793	31-Dec-13	1,256,803	5,633,464
	284,000	23.30	16-Feb-20	1,050,445	3,151,335	140,764	31-Dec-12	3,351,051
	424,000	19.81	25-Feb-19	3,876,420	3,876,420
	424,000	20.21	19-Feb-18	5,685,840	1,895,280
	2,000,000	18.29	15-Aug-15	31,688,000	7,922,000
	298,000	19.13	9-Feb-17	5,650,080	–
	358,200	18.24	13-Feb-16	7,112,061	–
	333,690	15.84	3-Feb-15	7,424,603	–
	255,824	12.86	4-Feb-14	6,454,440	–
	280,800	10.42	6-Feb-13	7,771,982	–

J. Richard Bird	100,000	28.78	14-Feb-21	–	931,500	14,436	31-Dec-13	343,657	1,609,561
	80,000	23.30	16-Feb-20	295,900	887,700	52,253	31-Dec-12	1,243,951
	120,000	19.81	25-Feb-19	1,097,100	1,097,100
	120,000	20.21	19-Feb-18	1,609,200	536,400
	660,000	18.29	15-Aug-15	10,457,040	2,614,260
	90,000	19.13	9-Feb-17	1,706,400	–
	96,600	18.24	13-Feb-16	1,917,993	–
	82,800	15.84	3-Feb-15	1,842,300	–
	46,800	12.86	4-Feb-14	1,180,764	–

2012 Management information circular      62

Stephen J. Wuori	100,000	28.78	14-Feb-21	–	931,500	14,436	31-Dec-13	343,657	1,609,561
	80,000	23.30	16-Feb-20	295,900	887,700	52,253	31-Dec-12	1,243,951
	120,000	19.81	25-Feb-19	1,097,100	1,097,100
	120,000	20.21	19-Feb-18	1,609,200	536,400
	660,000	18.29	15-Aug-15	10,457,040	2,614,260
	90,000	19.13	9-Feb-17	1,706,400	–
	96,600	18.24	13-Feb-16	1,917,993	–
	91,600	15.84	3-Feb-15	2,038,100	–
	78,000	12.86	4-Feb-14	1,967,940	–
	160,000	10.42	6-Feb-13	4,428,480	–

Al Monaco	100,000	28.78	14-Feb-21	–	931,500	14,436	31-Dec-13	343,657	1,287,649
	80,000	23.30	16-Feb-20	295,900	887,700	52,253	31-Dec-12	1,243,951
	100,000	19.81	25-Feb-19	914,250	914,250
	90,000	20.21	19-Feb-18	1,206,900	402,300
	500,000	20.21	15-Aug-15	5,364,000	3,576,000
	28,400	19.13	9-Feb-17	538,464	–
	32,600	18.24	13-Feb-16	647,273	–
	37,600	15.84	3-Feb-15	836,600	–
	54,800	12.86	4-Feb-14	1,382,604	–

David T. Robottom	75,800	28.78	14-Feb-21	–	706,077	10,930	31-Dec-13	260,198	869,163
	57,000	23.30	16-Feb-20	210,829	632,486	35,831	31-Dec-12	852,995
	70,000	19.81	25-Feb-19	639,975	639,975
	70,000	20.21	19-Feb-18	938,700	312,900
	150,000	18.29	15-Aug-15	1,188,300	1,425,960
	33,500	19.13	9-Feb-17	635,160	–
	56,800	17.28	1-Jun-16	1,182,292	–

1
Calculated using the closing price of an Enbridge share on the TSX on December 31, 2011 of CA$38.09.
2
Incentive stock options are subject to time vesting conditions. Performance stock options are subject to time and performance vesting conditions. See page 46 for details.
3
We calculated the market value of performance stock units that have not vested using the formula on page 46 and the closing price of an Enbridge share on the TSX on December 31, 2011 of CA$38.09.
4
We have assumed a threshold performance multiplier of 0.625, based on meeting the minimum EPS threshold (50%) and a relative P/E ratio ranking of at least the 50th percentile.
5
This is a reflection of the estimated payout value of the 2009 performance stock unit grant which vested on December 31, 2011 but will not be paid out until approximately March 2012. We have assumed a performance multiplier of 2.0.

Value vested or earned in 2011

Executive	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year[1] ($)	Non-equity incentive plan compensation – value earned during the year[2] ($)

Patrick D. Daniel	8,242,868	5,633,464	2,396,000

J. Richard Bird	2,593,833	1,609,561	592,620

Stephen J. Wuori	2,593,833	1,609,561	625,240

Al Monaco	1,447,784	1,287,649	507,490

David T. Robottom	1,455,066	869,163	450,380

1
The performance stock units granted in 2009 matured on December 31, 2011. See page 54 for details.
2
Based on corporate and business unit performance at an "exceeds" rating and varying individual performance. See page 53 for details.

63      ENBRIDGE INC.

The value of the option-based awards is based on the following:

Grant date	Grant price	2011 vesting date	Closing price on 2011 vesting date

12-Nov-10	27.84	12-Nov-11	27.30

16-Feb-10	23.30	16-Feb-11	28.70

25-Feb-09	19.81	25-Feb-11	28.88

19-Feb-08	20.21	19-Feb-11	28.74

15-Aug-07	18.29	15-Aug-11	31.47

9-Feb-07	19.13	9-Feb-11	28.80

Enbridge shares used for purposes of equity compensation

We currently grant stock options under our stock options plans, which were approved by shareholders in 2007:

•
the incentive stock option plan (2007); and
•
the performance stock option plan (2007).

Before these plans were approved, we issued incentive stock options and performance stock options under our legacy incentive stock option plan (2002) (legacy stock option plan). While we no longer grant options under this plan, there are still some options outstanding.

Enbridge shares reserved for equity compensation as of December 31, 2011

Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#) (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issue under equity compensation plans (excluding securities reflected in column (a)) (#) (c)

Stock option plans	23,935,031	23.31	26,909,072

Legacy stock option plan	7,657,034	15.90	–

Plan restrictions

Enbridge shares we can reserve for issue under all stock option plans
•  52,000,000 in total, or 6.6% of our total issued and outstanding Enbridge shares as of March 2, 2012
 •  for an employee – no more than 5% of the total Enbridge shares issued and outstanding; and
• for an executive or other insider – no more than 10% of the total Enbridge shares issued and outstanding.

Enbridge shares that can be issued in a one-year period	• For an insider or his or her associate – no more than 5% of the total Enbridge shares issued and outstanding
• for insiders as a group – no more than 10% of the total Enbridge shares issued and outstanding.

The number of Enbridge shares that can be issued as incentive stock options (within the meaning of the US Internal Revenue Code) to designated employees of our US subsidiaries
Up to 2,000,000 Enbridge shares can be issued to these employees under each stock option plan unless, at the time of the grant:
 •  the employee owns Enbridge shares that give him or her more than 10% of the total combined voting power of all classes of shares in his or her employer or of its parent or subsidiary, unless the grant price is at least 110% of the fair market value of the shares and the options are to be exercised within five years of the grant date; or
• the employee has options that can be exercised in a single calendar year for Enbridge shares that have a total fair market value of more than US$100,000 (or the amount set out in the US Internal Revenue Code).

Options the Chief Executive Officer can grant to new executives when they join the company	Up to 2% of the total Enbridge shares outstanding at the time of the grant (undiluted) or the amount stated in the policies of the HRC Committee (whichever is less).

2012 Management information circular      64

Termination provisions

The termination provisions for the stock option plans are summarized below. Performance stock options have the same termination provisions as incentive stock options except:

•
for retirement, the entire grant of options is pro-rated;
•
for death, unvested options are pro-rated and the plan assumes performance requirements have been met;
•
for involuntary termination (not for cause), unvested options are pro-rated; and
•
for change of control, the plan assumes the performance requirements have been met.

We pro-rate based on active employment during the vesting period (any notice period for an involuntary not for cause termination is included as active employment) and we treat the pro-rated options as time vested.

Reason for termination	Provision

Resignation	Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

Retirement	Options continue to vest. Vested options can be exercised up to three years from retirement or until the stock option term expires (whichever is sooner).

Death	All options vest and can be exercised up to 12 months from the date of death or until the option term expires (whichever is sooner).

Disability	Stock option plans: Options continue to vest based on the regular provisions of the plan.
Legacy stock option plan: Options continue to vest. Vested options can be exercised up to three years from the date of disability or until the option term expires (whichever is sooner).

Termination – involuntary, not for cause	Stock option plans: Unvested options continue to vest and vested options can be exercised up to 30 days after the notice period expires or until the option term expires (whichever is sooner).
Legacy stock option plan: Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

– involuntary, for cause	Stock option plans: All options are cancelled on the date of termination.
Legacy stock option plan: Can exercise vested options up to 30 days from the date of termination or until the option term expires (whichever is sooner).

– change of control or reorganization	Stock option plans: For a change of control, options vest on a date determined by the HRC Committee before the change of control. For any other kind of reorganization, options are to be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.
Legacy stock option plan: Options will be assumed by the successor company. If they are not assumed, they will vest and the value will be paid in cash.

Copies of our stock option plans are available on SEDAR (www.sedar.com).

Retirement plan benefits

Defined Benefit Plans

The following table outlines estimated annual retirement benefits, accrued pension obligations and compensatory and non-compensatory changes for the named executives under the defined benefit pension plans. All information is based on the assumptions and methods used for purposes of reporting financial statements.

	Number of years of	Annual benefits payable ($)		Accrued obligation		Non-	Accrued obligation
	credited service	At year end	At age 65	at start of year ($)	Compensatory change[1] ($)	compensatory change[2] ($)	at year end ($)

Patrick D. Daniel[3]	35.75	1,485,000	1,485,000	18,449,000	862,000	4,062,000	23,373,000

J. Richard Bird[4]	16.92	383,000	402,000	4,696,000	300,000	799,000	5,795,000

Stephen J. Wuori	31.56	473,000	629,000	6,028,000	213,000	1,657,000	7,898,000

Al Monaco[5]	13.08	187,000	355,000	1,899,000	221,000	693,000	2,813,000

David T. Robottom[6]	5.58	133,000	273,000	1,344,000	317,000	388,000	2,049,000

1
The compensatory change includes current service cost, special arrangements and the difference between actual and estimated earnings.
2
The non-compensatory change includes interest on the accrued obligation at the start of the year, changes in actuarial assumptions, change in the exchange rate and other experience gains and losses.

65      ENBRIDGE INC.

3
Mr. Daniel accrued two years of credited service for each year of service between 2001 and 2006. We also granted an additional 13 months of credited service with a company formerly associated with Enbridge, in accordance with the formula in effect before January 1, 2000. In total, Mr. Daniel was credited 7.08 additional years of service.
4
Mr. Bird's retirement benefit is calculated using a 2% accrual rate from his date of employment until December 31, 1999 and 3.26% for each year of credited service from January 1, 2000 until March 31, 2009. The higher accrual rate is equivalent to approximately 7.1 years of credited service.
5
Mr. Monaco participated in the defined benefit pension plan for 1.08 years from his date of employment and in the defined contribution pension plan for 3 years prior to January 1, 2000. Mr. Monaco's retirement benefit is calculated using a 2.5% accrual rate for each year of credited service between 2008 and 2013. The higher accrual rate is equivalent to approximately 1 year of credited service as of December 31, 2011. Mr. Monaco is not eligible for bonus consideration in the retirement benefit calculation for credited service prior to January 1, 2000.
6
Mr. Robottom's retirement benefit is calculated using a 4.0% accrual rate for each year of credited service from his date of employment. The higher accrual rate is equivalent to approximately 5.58 years of credited service as of December 31, 2011.

Defined Contribution Plan

Mr. Monaco participated in the defined contribution plan from 1997 to 1999 inclusive. None of the named executives are currently participating in the defined contribution pension plan and we have not made contributions to the defined contribution pension plan on behalf of the named executives since 1999.

The values shown below reflect the current year end market value of assets for the prior participation in the defined contribution pension plan.

	Accumulated value at the start of the year ($)	Compensatory change[1] ($)	Accumulated value at the end of the year ($)

Al Monaco	39,162	–	38,050

1
The compensatory change is equal to contributions made by the company during 2011.

You can find more information about the pension plans starting on page 48.

Termination of employment and change of control arrangements

We have an employment agreement in place for each named executive. The terms in the agreements are competitive and part of a comprehensive compensation package that helps us attract and retain top executive talent.

The agreements generally provide benefits for the executives in three situations:

•
involuntary termination for any reason (other than for cause);
•
voluntary termination within 60 days (150 days in the case of Messrs. Monaco and Robottom) after constructive dismissal, as defined in each agreement; and
•
voluntary termination within 60 days of the first anniversary of a change of control, as defined in the agreements.

Messrs. Monaco and Robottom's employment agreements do not include a single trigger voluntary termination right following a change of control because in 2007 we made it a policy not to include single trigger voluntary termination rights in favour of an executive. The agreements with the other executives were signed before we introduced this policy.

The table below lists the additional compensation that would be paid to the named executives if any of them were terminated.

Type of termination	Base salary	Short-term incentive	Longer-term incentives	Benefits	Pension

Resignation	None	Payable in full if executive has worked the entire calendar year. Otherwise none.
•   Performance stock options are prorated to resignation date.
 •   Vested stock options must be exercised within 30 days of resignation or by the end of the original term (whichever is sooner).
•   Unvested stock options are cancelled.
			• Performance stock units are forfeited.	None	No longer earns credited service.

2012 Management information circular      66

Retirement	None	Current year's incentive is prorated based on retirement date.
•   Performance stock options are prorated to retirement date.
 •   Stock options continue to vest and can be exercised for three years after the retirement date or until the end of the original term (whichever is sooner).
			• Performance stock units are prorated to retirement date.	Post-retirement benefits begin.	No longer earns credited service.

Termination (involuntary, not for cause) Termination (constructive dismissal) Termination (change of control)	Base salary is paid out in a lump sum: • three years for chief executive officer; and • two years for other executives;
Two times (three times for the chief executive officer) the average of short-term incentive awards received in the past two years.

 plus

The current year's short-term incentive, prorated based on service before employment was terminated.
•   Vested stock options can be exercised according to stock option terms.[1]
 •   Unvested stock options are paid in cash.
 •   Performance stock units are prorated to date of termination and the value is assessed and paid at the end of the term.
-----------------------------------
 •   All stock options vest.
			• All performance stock units mature and value is assessed and paid based on performance measures achieved to that time.	The value is paid out in a lump sum: • three years for chief executive officer; and • two years for other executives.	Additional years of pension accrual are added to the final pension calculation: • three years for chief executive officer; and • two years for other executives.

1
Valued assuming all performance measures have been met.

The table below shows the additional amounts that would have been paid if the named executive had been terminated on December 31, 2011, whether the termination was involuntary (without cause), constructive dismissal or termination following a change of control.

	Base salary[1] ($)	Short-term incentive ($)	Longer-term incentive[2] ($)	Benefits ($)	Pension[3] ($)	Total payout ($)

Patrick D. Daniel	3,837,000	5,134,500	31,313,176	377,845	2,136,000	$40,662,521

J. Richard Bird	1,153,600	962,000	9,877,219	149,359	681,000	$12,142,178

Stephen J. J. Wuori	1,210,960	883,000	9,877,219	152,485	785,000	$12,123,664

Al Monaco	1,050,000	844,000	10,522,009	143,295	800,000	$12,559,305

David T. Robottom	886,200	651,000	6,389,060	122,555	1,163,000	$9,211,815

1
Total for the severance period (three years for the Chief Executive Officer, two years for the other executives).
2
In-the-money value of unvested incentive stock options and performance stock options as of December 31, 2011. Includes the value of outstanding performance stock units as of December 31, 2011 as though the grants had vested, EPS targets are met and P/E performance is top quartile relative to peers with a performance multiplier of 1.5.
3
Value of additional service under Enbridge's defined benefit and supplemental benefit pension plans over the severance period.

The table below shows the additional longer-term incentive amounts that would have been paid if the named executive had resigned or retired on December 31, 2011. These amounts include accelerated vesting of performance stock options only. No other benefits apply. For the executives who are eligible for retirement (Messrs. Daniel, Bird and Robottom), resignation is considered retirement.

Retirement or resignation

Patrick D. Daniel	$9,215,710

J. Richard Bird	$3,175,216

Stephen J.J. Wuori	$0

Al Monaco	$0

David T. Robottom	$2,226,385

67      ENBRIDGE INC.

4.        Loans to directors and senior officers

No current or former directors or officers of Enbridge or any of our subsidiaries, or their associates, had any loans with Enbridge or any of our subsidiaries at any time in 2011, other than routine indebtedness previously outstanding as defined under Canadian securities laws.

This routine indebtedness consists solely of loans for relocating to another business location or incentive loans offered to new hires. We offered these types of loans to some officers in the past.

We have not granted, renewed or extended any loans to our directors and officers since Sarbanes-Oxley was enacted on July 29, 2002.

5.        Directors and officers liability insurance

We have liability insurance for our directors and officers and those of our subsidiaries, to protect them against liabilities they may incur in their capacity as directors and officers. We maintained coverage of US$200 million which renews annually on October 30 of each year. We paid premiums for the current coverage years of US$1,625,000. There is a deductible of US$1 million for each claim that we grant indemnification for.

We review this coverage every year and compare it to the level of directors' and officers' liability coverage at other energy companies. The Canada Business Corporations Act also contains provisions regarding directors' and officers' liability coverage.

2012 Management information circular      68

Appendix A

SHAREHOLDER PROPOSALS

Background

NEI Investments along with two co-filers, Vancity Investment Management on behalf of IA Clarington Inhance SRI Funds and Desjardins Investment (formerly known as Fédération des Caisses Desjardins du Québec), have submitted a shareholder proposal (the NEI Investments Proposal) to be considered at our 2012 annual meeting of shareholders. The NEI Investments Proposal, substantially in the form it was submitted to us, including supporting comments, is set out in italics below:

Shareholder Proposal

 "Be it resolved:

That the Board of Directors provide a report to shareholders by May 2013 (at reasonable cost and omitting proprietary information) that details how the board has assessed the risks associated with First Nations' opposition to the Northern Gateway Pipeline (Northern Gateway). The report should discuss how First Nations' opposition will factor into the final decision to pursue Northern Gateway. If the project will be pursued regardless of opposition, the report should entail how the company will mitigate the operational, reputational, and legal risks of such opposition.	In this appendix, you and your mean holders of Enbridge common shares. We, us, our, company and Enbridge mean Enbridge Inc. Board or Board of Directors means the Board of Directors of Enbridge Inc.

Whereas:

The company's proposed Northern Gateway pipeline is a $5 billion project that involves over 80 Aboriginal communities and organizations. Numerous court rulings have reaffirmed that Aboriginal communities must be consulted and accommodated on developments that potentially impact their title and rights, as guaranteed in the Constitution. Northern Gateway faces vocal opposition from several Aboriginal communities who state the project will be detrimental to these rights.

For example:

•
The Coastal First Nations have signed a declaration banning crude oil tankers off the coast of Northern BC.
•
The First Nations Summit, representing the majority of First Nation communities in BC, issued a declaration that Northern Gateway must not proceed without the free, prior and informed consent of the affected First Nations.
•
The Carrier Sekani Tribal Council, whose territory covers over 30% of the proposed pipeline route, has been clear in its opposition to the pipeline. Tribal Chief David Luggi has stated, "... as far as we are concerned, this project is not going ahead. They (Enbridge) are misleading investors that they are achieving certainty. Carrier Sekani First Nations have unequivocally said no to the project, and it is not allowed in our territories."

The potential risks of moving forward if current levels of opposition continue include:

•
Lengthy litigation against the National Energy Board (NEB) process and the project. The Mackenzie Gas Project is an example where First Nations' opposition in Canada has led to extreme delays in project approval.
•
Costly delays from protests and blockages during construction. An indefinite halt has been placed on Shell Canada's coal bed methane project in northern BC due to blockades and opposition from the Tahltan First Nation.
•
Long-term damage to relationships with Aboriginal communities in these and other jurisdictions. Enbridge is already seeing heightened opposition to other proposals such as its request to reverse the flow of its Line 9 pipeline in Eastern Canada. A high profile conflict linked to Northern Gateway will likely exacerbate future tensions.
•
Overall damage to corporate reputation from a protracted dispute with Aboriginal communities.

Currently, Enbridge has communicated to investors that it hopes to gain the approval of affected First Nations, but it has not explained if this approval is required for moving forward with the project. Should the NEB approve Northern Gateway despite First Nations' opposition, the risks facing the project will not diminish. Enbridge has not explained to investors how it will mitigate these risks if the current level of opposition remains."

69      ENBRIDGE INC.

Management's Response

The Board of Directors recommends that shareholders vote against the NEI Investments Proposal for the reasons set out below:

The Board of Directors and Enbridge's Management have spent considerable time assessing the risks associated with the opposition to Northern Gateway that has been expressed by Aboriginal groups and other stakeholders. Enbridge's annual and quarterly management's discussion & analysis (MD&A), which is available on its website and on www.sedar.com, contains substantial disclosure on Northern Gateway and the risks to which our business, operations and financial condition are subject, including risks relating to Aboriginal Relations, special interest groups and reputation. We currently make extensive information on Northern Gateway available to the public on Northern Gateway's website (www.northerngateway.ca). This information includes our Northern Gateway Report, which discusses, among other matters, our engagement with Aboriginal groups and certain groups' opposition to Northern Gateway.

Enbridge has been engaging with Aboriginal groups along the proposed Northern Gateway pipeline route since 2005, and in some cases, since 2002. After extensive engagement and dialogue with more than 50 Aboriginal groups along the proposed Northern Gateway corridor, Enbridge elicited First Nations' concerns regarding the potential impacts of the Northern Gateway project on their rights and interests, and has actively worked to reduce, mitigate or address adverse impacts. In addition, we have focused on partnerships with Aboriginal groups, through equity participation, education, training and employment, directed procurement and community investment, in order to achieve sustainable benefits flowing from the Northern Gateway project for Aboriginal communities. As of March 2, 2012, Enbridge has signed equity ownership agreements with over 20 of the approximately four dozen eligible and individual Aboriginal groups along the proposed Northern Gateway pipeline corridor and continues in dialogue with others with an expectation of executing additional agreements. Management believes this represents a significant level of support for the Northern Gateway project, in both Alberta and British Columbia. Support from Aboriginal groups is strongly sought and desired, but is not legally required except in those instances where we are proposing to cross Indian Reserve lands (in a number of locations, First Nations have asked that we consider locating portions of the project on Reserve lands, so that they may have access to tax related revenues that would otherwise flow to surrounding municipalities). Although the Constitution of Canada has afforded constitutional recognition and affirmation to existing Aboriginal rights, these rights are not absolute and remain subject to justifiable infringement by the Crown, so long as appropriate consultation, and if necessary, accommodation, has taken place.

Enbridge formally launched the regulatory process for the Northern Gateway project in May 2010 by filing its regulatory application with the National Energy Board (NEB). The federal government of Canada is required by law to ensure the review of the project under both the Canadian Environmental Assessment Act (CEAA) and the National Energy Board Act (NEBA). The federal government established the Joint Review Panel (JRP), with representatives appointed by the NEB and the federal Ministry of the Environment, to consult with stakeholders and study the application. The JRP process will play a key role in the federal government's consultation with Aboriginal groups. The JRP outlined its process in terms of its assessment of consultation with Aboriginal groups:

  "The evidence of potential impacts of the [Northern Gateway] Project on Aboriginal interests, including asserted and proven Aboriginal rights, will be fully considered and taken into account before we make any recommendations or decisions. Therefore, in assessing the potential impacts of the Project and determining whether it is in the public convenience and necessity, we will consider the nature and extent of the Aboriginal interests in the context of how the Project may affect such interests. We will also take into consideration proposed measures that would avoid or mitigate Project impacts on Aboriginal interests.

  It is only after carrying out this analysis that we will submit our report under the CEAA to the Minister of the Environment or make a decision under section 52 of the NEBA.

  In order to obtain as much relevant evidence as possible on Aboriginal concerns about the Project, potential Project impacts and possible mitigation measures, we have established the following approach. The applicant is required to make all reasonable efforts to consult with potentially affected Aboriginal groups and to provide information about those consultations to us. This includes evidence on the nature of the interests potentially affected, the concerns that were raised and the manner and degree to which those concerns have been addressed. We will assess the sufficiency of the applicant's consultation process, evaluate the adequacy of its evidence on the potential impact of the Project on Aboriginal interests, and consider potential Project impacts along with mitigation measures to address possible impacts. Further, those Aboriginal groups who choose to participate in the Joint Review Panel process may submit evidence or comments and question the applicant's or other parties' evidence. Parties other than the applicant and Aboriginal groups, including government authorities, may also submit

2012 Management information circular      70

  evidence that would inform our understanding of the Project impacts on Aboriginal interests and potential mitigation measures.

  Once we have received all the evidence and before making any recommendations or decisions, we will consider all of the relevant information we have before us, including information regarding the consultation undertaken with Aboriginal groups, the views of Aboriginals groups, Project impacts on Aboriginal interests, and proposed mitigation measures. Given the comprehensiveness of our process and our broad (but not unlimited) remedial powers, concerns related to the Project should be brought to our attention either through consultation with the applicant or through participation in the review process.

  Recognizing the concerns raised and the importance of this consultation and assessment process, we are of the view that this process should be highlighted on the revised List of Issues. In addition to Issue 5, we have clarified the types of interests included within "Aboriginal Interests" in Issue 2.1. Although we have indicated that Aboriginal interests are in part aligned with socio-economic matters, we recognize that Aboriginal groups may have concerns in relation to other issues identified on the revised List of Issues."

Enbridge has made extensive filings with the NEB as part of the JRP process. These filings are available to the public on the NEB's website at http://bit.ly/eWo2Y9. The JRP Secretariat held information sessions for Aboriginal groups in various locations to provide guidance on the joint review process and how to participate. Many Aboriginal communities have registered as intervenors, submitted information requests and filed written evidence. As part of the JRP process, interested parties, including Aboriginal groups and the federal government, were allowed to file two separate rounds of information requests (IRs) with respect to the Northern Gateway project. To date, Enbridge has responded to over 3,500 IRs. Several IRs requested information on the assessment of the potential effects of the project on Aboriginal rights and interests. The responses Enbridge has provided to IRs under the JRP process can be viewed at http://bit.ly/dC40me.

The JRP has also facilitated community hearings in locations along the proposed pipeline route to allow interveners to give a portion of their evidence orally (specifically oral evidence by Aboriginal elders) as well as oral statements.

Following the completion of this extensive hearing process, the JRP will issue its reasons for decision pursuant to the NEBA, and determine whether or not the project is in the public interest. The JRP's decision is expected in 2013. The decision will be issued in two parts. The JRP will release its Environmental Assessment Report first. After the JRP has released the report, the Crown Consultation Coordinator (CCC), in collaboration with federal departments, and on behalf of the federal government, will consult with Aboriginal Groups to which it has a legal obligation to consult, about the report and its recommendations. This consultation will seek to establish whether all concerns about potential project impacts on potential or established Aboriginal and treaty rights have been characterized accurately. It will also consult on the manner and extent to which any recommended mitigation measures might serve to accommodate these concerns, and whether there remain any outstanding issues.

The CCC will then report to the federal Cabinet on the adequacy of consultation. The federal Cabinet could decide that further consultation with Aboriginal groups is required. The approved government response will be sent to all Aboriginal groups and made public.

The JRP will then issue its "Reasons for Decision" pursuant to the NEBA. If it determines that the Northern Gateway project is in the public interest, Federal Cabinet approval will also be required for the NEB to issue a Certificate of Public Convenience and Necessity (Certificate).

Following the conclusion of the regulatory process, Enbridge will carefully review all of the evidence presented at the hearings along with the decision of the JRP, including, if the JRP decision is to recommend the issuance of a Certificate, any conditions that the JRP attaches to a Certificate and the government report on the Crown consultation. Following the careful review of evidence presented and potential Certificate conditions, we and our partners will decide whether to proceed with Northern Gateway and the balance of capital expenditures. If we and our partners proceed with Northern Gateway, consultation will continue with neighbouring Aboriginal groups to address areas of concern. We are committed to environmental stewardship and to maximize the economic participation of Aboriginal groups to the extent practicable in the benefits that will flow from project construction and operations.

We believe that we have responded to the questions raised by NEI Investments by providing the information referred to above. The Board of Directors believes it is premature to commit to providing the report requested by NEI Investments by May 2013. The final decision by the Board of Directors on the Northern Gateway pipeline project cannot be made until the regulatory process has been completed and all relevant issues have been addressed. Therefore, the Board of Directors recommends that shareholders vote against the NEI Investments resolution.

71      ENBRIDGE INC.

ENBRIDGE
Where energy meets people™

Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the trading symbol ENB.

Enbridge Inc.
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
Telephone: 403.231.3900
Facsimile: 403.231.3920
Toll free: 800.481.2804

enbridge.com

Proxy form
Registered holders of common shares Your common shares give you the right to vote at our 2012 annual meeting of shareholders. You can vote in person at the meeting, or vote by proxy using this form.
This proxy is solicited by management and our Board of Directors. Throughout this document, we, us, our and Enbridge mean Enbridge Inc. You and your mean the securityholder completing this form.	When Wednesday, May 9, 2012 1:30 p.m. eastern daylight time (EDT) Where Le Meridien King Edward Hotel, Vanity Fair Ballroom 37 King Street East Toronto, Ontario (Canada)

Two ways to vote — in person or by proxy
You can vote on several items of Enbridge business at our upcoming annual meeting of shareholders. If you are voting by phone or on the internet, you will need your 12-digit control number, which appears in the lower left corner of this form.

A	Vote in person
If you plan to come to the meeting and vote in person, do not complete or return this form. Simply attend the meeting and register with a representative from CIBC Mellon Trust Company (CIBC Mellon), our transfer agent and registrar for our shares. Canadian Stock Transfer Company acts as administrative agent for CIBC Mellon.
B	Vote by proxy
Voting by proxy means giving someone else the authority to attend the meeting and vote for you (called your proxyholder).
You can vote by proxy in one of four ways:

•  By phone — Call 1.866.243.5062
toll-free and follow the instructions
•  By fax — Complete, date and sign this form and fax to CIBC Mellon at 1.866.781.3111 (in North America) or 1.416.368.2502 (outside North America)
• Online — Go to www.proxypush.ca/enb and follow the instructions on screen
•  By mail — Complete, date and sign this form and mail it to Canadian Stock Transfer Company acting as administrative agent for CIBC Mellon:
   Canadian Stock Transfer Company
   Attn: Proxy department
   P.O. Box 721
   Agincourt, Ontario
Canada M1S 0A1

If you are voting by proxy, please complete all three sections of this form, date and sign it, and return it right away. CIBC Mellon must receive your voting instructions by 6 p.m. EDT on Monday, May 7, 2012.

1

Appoint a proxyholder
You can appoint an Enbridge officer to be your proxyholder, or choose someone else to attend and vote on your behalf.

☐
You appoint Patrick D. Daniel, or failing him, David A. Arledge
☐
You appoint the following person to attend the meeting and act and vote for you and on your behalf with full power of substitution, according to your instructions (this person does not need to be a shareholder):

  (please print name)

You can also appoint a proxyholder on the internet. Follow the instructions on screen.

2

Give us your voting instructions
Our board of directors recommends that shareholders vote for all of the resolutions below except the "vote on our shareholder proposal" which our board of directors recommends you vote against.

The common shares represented by this proxy form will be voted for or against, withheld from voting or abstained from voting according to your instructions. If you do not specify how you want to vote your common shares:

•
the Enbridge officer you appointed as your proxyholder in section 1 will vote for each of the items below except the "vote on our shareholder proposal" item which the Enbridge officer you appointed as your proxyholder in section 1 will vote against; or
•
the other proxyholder you appointed in section 1 can vote as he or she sees fit.

If there are amendments or other items of business that properly come before the meeting, your proxyholder has the authority to vote at his or her discretion. If the meeting is adjourned, your proxyholder has the discretion to vote on any amendments or other items of business according to his or her best judgment.

Elect the directors
(see page 7 of the management information circular)

		For	Withhold			For	Withhold
1.	David A. Arledge	☐	☐	8.	David A. Leslie	☐	☐
2.	James J. Blanchard	☐	☐	9.	Al Monaco	☐	☐
3.	J. Lorne Braithwaite	☐	☐	10.	George K. Petty	☐	☐
4.	Patrick D. Daniel	☐	☐	11.	Charles E. Shultz	☐	☐
5.	J. Herb England	☐	☐	12.	Dan C. Tutcher	☐	☐
6.	Charles W. Fischer	☐	☐	13.	Catherine L. Williams	☐	☐
7.	V. Maureen Kempston Darkes	☐	☐
Appoint the auditors
(see page 17 of the management information circular)	For	Withhold
Appoint PricewaterhouseCoopers LLP as auditors.	☐	☐
Have a 'say on pay'
(see page 19 of the management information circular)	For	Against	Abstain
Vote on our approach to executive compensation.	☐	☐	☐

While this vote is non-binding, it gives shareholders an opportunity to provide important input to our Board.
Vote on our shareholder proposal
(see page 19 of the management information circular)	For	Against	Abstain
Vote on the shareholder proposal submitted by NEI Investments and two co-filers	☐	☐	☐

3

Sign and date
If you are sending us your vote by fax or mail, you must sign here for your vote to be counted.

When you sign here, you are:

•
authorizing your proxy-holder to vote according to your voting instructions at Enbridge's 2012 annual meeting of shareholders, or any adjournment; and
•
revoking any proxy that you previously gave for this meeting.

If you have an authorized power of attorney, he or she can sign for you. If your common shares are held in more than one name, either person can complete and sign this form.

For common shares registered in the name of a corporation, estate or trust, an authorized officer or attorney must sign this form and state his or her position and attach proof that he or she is authorized to sign.

Your name
(please print exactly as it appears on the front of this form)

Your signature
(you must sign here)

Date
(if you leave this blank, we will consider the date to be the day this form was mailed to you)

Position and signature
(complete this if you are signing by power of attorney on behalf of a corporation, estate or trust)

4

Send us your voting instructions right away
CIBC Mellon must receive your completed form by 6 p.m. EDT on Monday, May 7, 2012.

If the meeting is postponed or adjourned, we must receive it at least two business days before the start of that meeting.

By fax Toll free from anywhere in North America: 1.866.781.3111 From outside North America: 1.416.368.2502 Remember to fax both pages of this form.	By mail Use the envelope provided or mail to: Canadian Stock Transfer Company Attn: Proxy department P.O. Box 721 Agincourt, Ontario M1S 0A1

If you are voting on the internet, you need to complete your voting instructions by 6 p.m. EDT on Monday, May 7, 2012. Go to www.proxypush.ca/enb and follow the instructions on screen.

QuickLinks

SIGNATURES